Exhibit 1.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SONIC SOLUTIONS,

SIRACUSA MERGER CORPORATION

SIRACUSA MERGER LLC

AND

DIVX, INC.

Dated as of June 1, 2010

-i-

(continued)

-ii-

(continued)

-iii-

INDEX OF DEFINED TERMS

Term	Reference
2000 Plan	5.9(a)(ii)
2006 Plan	5.9(a)(ii)
401(k) Plans	5.9(g)
Accepting Directors	5.13
Acquisition	7.3(b)(iv)
Acquisition Proposal	5.3(g)(i)
Affiliate	8.3(b)
Agreement	Preamble
Annual Meeting Matters	5.1
Approval	2.2(d)(ii)
Assumed Option	5.9(a)(iii)
Assumed RSU	5.9(c)
Bankruptcy and Equity Exception	2.3(a)
Book Entry Shares	1.7(c)
Briefings	5.6(b)
business day	8.3(a)
CCC	Recitals
Certificates	1.7(c)
Change of Recommendation	5.3(d)(i)
Change of Recommendation Notice	5.3(d)(i)(2)
Charter Amendment	3.18
CIC Plan	4.1(b)(xv)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Balance Sheet	2.4(b)
Company Benefit Plan	2.12(a)(i)
Company Charter Documents	2.1(b)
Company Common Stock	1.6(a)
Company Current Employees	5.9(f)
Company Designated SEC Reports	8.3(c)
Company Disclosure Schedule	Article II
Company Employee	2.12(a)(ii)
Company Employee Agreement	2.12(a)(iv)
Company ESPP	5.9(d)
Company Environmental Permits	2.14(d)
Company Financials	2.4(b)
Company IP	2.7(a)(i)
Company IP Contract	2.7(a)(ii)
Company Lease	2.13(a)
Company Leased Property	2.13(a)
Company Licensed IP	2.7(a)(iii)
Company Material Contract	2.15(a)
Company Necessary Consents	2.3(c)
Company Options	2.2(c)
Company Permits	2.8(b)
Company Preferred Stock	2.2(a)
Company Products	2.7(a)(iv)
Company Registered Intellectual Property	2.7(a)(v)
Company Restricted Stock	2.2(b)
Company Restricted Stock Unit	2.2(b)
Company SEC Reports	2.4(a)

-iv-

Term	Reference
Company Stock Plans	2.2(c)
Company Termination Fee	7.3(b)(i)
Company Third Party IP Contract	2.7(a)(vi)
Company Stockholder Voting Agreements	Recitals
Continuing Employee	5.9(a)(i)(1)
Contract	2.2(c)
Cooley	5.12(c)
D&O Insurance	5.10(b)
DGCL	Recitals
Dissenting Shares	1.11(a)
DLCA	Recitals
DOJ	5.6(a)
Effect	8.3(e)
Effective Time of the First Merger	1.2
Effective Time of the Second Merger	1.2
Environment	2.14(a)(ii)
Environmental Law	2.14(a)(iii)
ERISA	2.12(a)(i)
ERISA Affiliate	2.12(a)(iii)
Exchange Act	2.3(c)
Exchange Agent	1.7(a)
Exchange Fund	1.7(b)
Exchange Ratio	1.6(a)
First Certificate of Merger	1.2
First Merger	1.1
FTC	5.6(a)
GAAP	2.4(b)
Governmental Entity	2.3(c)
Hazardous Material	2.14(b)
HSR Act	2.3(c)
include, includes and including	8.3(a)
Indemnified Parties	5.10(a)
Intellectual Property	2.7(a)(vii)
In-the-Money Company Option	5.9(a)(i)(2)
Knowledge	8.3(d)
Legal Requirements	2.2(e)
Liens	2.1(d)
made available	8.3(a)
Matching Bid	5.3(d)(i)(3)
Material Adverse Effect	8.3(e)
Merger Cash Consideration	1.6(a)
Merger Consideration	1.6(a)
Merger Stock Consideration	1.6(a)
Merger Subs	Preamble
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Sub Common Stock	1.6(c)
MoFo	5.12(c)
Nasdaq	1.6(e)
Necessary Consents	3.3(c)
Non-Disclosure Agreement	5.4(a)
Observer	5.4(c)
Outside Date	7.1(b)
Parent	Preamble
Parent Balance Sheet	3.4(b)

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Term	Reference
Parent Benefit Plan	3.12(a)(i)
Parent Charter Documents	3.1(b)
Parent Common Stock	1.6(a)
Parent Designated SEC Reports	8.3(f)
Parent Disclosure Schedule	Article III
Parent Employee	3.12(a)(ii)
Parent Employee Agreement	3.12(a)(iii)
Parent Environmental Permits	3.14(c)
Parent Financials	3.4(b)
Parent IP	3.7(a)(i)
Parent IP Contracts	3.7(a)(ii)
Parent Lease	3.13(a)
Parent Leased Property	3.13(a)
Parent Licensed IP	3.7(a)(iii)
Parent Material Contract	3.15(a)
Parent Necessary Consents	3.3(c)
Parent Options	3.2(c)
Parent Permits	3.8(b)
Parent Preferred Stock	3.2(a)
Parent Products	3.7(a)(iv)
Parent Registered Intellectual Property	3.7(a)(v)
Parent Restricted Stock Unit	3.2(b)
Parent SEC Reports	3.4(a)
Parent Stock Plans	3.2(c)
Parent Third Party IP Contract	3.7(a)(vi)
Permits	2.8(b)
Person	8.3(g)
Personal Information	2.23(a)
Proxy Statement/Prospectus	2.17
PTO	2.7(b)(ii)
Reference Date	2.2(a)
Registered Intellectual Property	2.7(a)(viii)
Registration Statement	2.17
Release	2.14(a)(i)
Representatives	5.3(a)
Sarbanes-Oxley Act	2.4(d)
SEC	2.4(a)
Second Certificate of Merger	1.2
Second Merger	1.1
Section 262	1.11(a)
Securities Act	2.4(a)
Share Issuance	Recitals
Significant Subsidiary	2.1(b)
Stock Award Exchange Ratio	5.9(a)(i)(3)
Stockholders’ Meeting	5.2(a)
Subsidiary	2.1(a)
Subsidiary Charter Documents	2.1(b)
Superior Offer	5.3(g)(ii)
Surviving Corporation Common Stock	1.6(c)
Surviving Entity	1.1
Surviving Entity I	1.1
Tax	2.6(a)(i)
Tax Returns	2.6(a)(ii)
Taxes	2.6(a)(i)
Terminating Option	5.9(a)(ii)

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Term	Reference
the business of	8.3(a)
Transaction	1.1
Triggering Event	7.1(i)
Underwater or At-the-Money Company Option	5.9(a)(i)(4)

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INDEX OF EXHIBITS

Exhibit A	Company Stockholder Voting Agreement
Exhibit B	Parent Stockholder Voting Agreement
Exhibit C	Certificate of Formation of Surviving Entity
Exhibit D	Limited Liability Company Operating Agreement of Surviving Entity

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 1, 2010, by and among Sonic Solutions, a California corporation (“Parent”), Siracusa Merger Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub I”), Siracusa Merger LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, “Merger Subs”), and DivX, Inc., a Delaware corporation (“Company”).

RECITALS

A.          The respective Boards of Directors of Parent, Merger Subs and Company have determined it is advisable and in the best interests of their respective corporations, stockholders, limited liability company and member that Parent and Company consummate the business combination and other transactions provided for in this Agreement.

B.           The respective Boards of Directors of Parent, Merger Sub I, Merger Sub II and Company have approved and declared the advisability of, in accordance with the applicable provisions of the California Corporations Code (the “CCC”), the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLCA”), this Agreement and the transactions contemplated hereby, including the First Merger and the Second Merger (each as defined in Section 1.1).

C.           For United States federal income tax purposes, the parties intend that the First Merger and the Second Merger shall be treated as an integrated transaction and qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, that the Agreement constitute a plan of reorganization for purposes of Section 368(a) of the Code.

D.          The Board of Directors of Company has resolved to recommend to its stockholders adoption of this Agreement.

E.           The Board of Directors of Parent has authorized, and resolved to recommend to its stockholders approval of, the First Merger, including the issuance of shares of Parent Common Stock (as defined in Section 1.6(a)) (the “Share Issuance”), the Charter Amendment (as defined in Section 3.18) and the Annual Meeting Matters (as defined in Section 5.1).

F.           Concurrently with the execution of this Agreement and as a condition and inducement to Parent’s and Company’s willingness to enter into this Agreement, Parent and certain stockholders of Company are entering into voting agreements in substantially the form attached hereto as Exhibit A (the “Company Stockholder Voting Agreements”) and Company and certain stockholders of Parent are entering into voting agreements in substantially the form attached hereto as Exhibit B (the “Parent Stockholder Voting Agreements”).

G.           Parent, Merger Subs and Company desire to make certain representations, warranties, covenants and agreements in connection with the Transaction (as defined in Section 1.1) and also to prescribe certain conditions to the Transaction.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
THE MERGER

1.1          The Transaction.  At the Effective Time of the First Merger (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub I shall be merged with and into Company (the “First Merger”), the separate corporate existence of Merger Sub I shall cease and Company shall continue as the surviving corporation (“Surviving Entity I”).  Immediately following the Effective Time of the First Merger (as defined in Section 1.2), upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL and the DLCA, Surviving Entity I will be merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Transaction”), and the separate existence of Surviving Entity I shall cease.  Merger Sub II shall continue as the surviving entity in the Second Merger (the “Surviving Entity”) and shall succeed to and assume all the rights and obligations of Company and Surviving Entity I in accordance with the DGCL and the DLCA.

1.2          Closing; Effective Time.  The closing of the Transaction (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, located at 12531 High Bluff Drive, Suite 100, San Diego, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties agree in writing.  The date on which the Closing occurs is referred to herein as the “Closing Date.” Subject to the provisions of this Agreement, the parties hereto shall cause the First Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the “First Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by Company and Parent and specified in the First Certificate of Merger) being the “Effective Time of the First Merger”) as soon as practicable on or after the Closing Date.  Subject to the provisions of this Agreement, the parties hereto shall cause the Second Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and the DLCA (the “Second Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by Company and Parent and specified in the Second Certificate of Merger) being the “Effective Time of the Second Merger”) as soon as practicable on or after the Effective Time of the First Merger.

1.3          Effect of the Transaction.  The effect of the Transaction shall be as provided in this Agreement and the applicable provisions of the DGCL and the DLCA.  Without limiting the generality of the foregoing, at the Effective Time of the Second Merger all the property, rights, privileges, powers and franchises of Company and Merger Subs shall vest in Surviving Entity, and all debts, liabilities and duties of Company and Merger Subs shall become the debts, liabilities and duties of Surviving Entity.

1.4          Certificate of Incorporation and Bylaws; Certificate of Formation and Limited Liability Company Operating Agreement.

(a)           At the Effective Time of the First Merger, the certificate of incorporation of Company shall be amended in its entirety to be identical to the certificate of incorporation of Merger Sub I, as in effect immediately prior to the Effective Time of the First Merger.

(b)           At the Effective Time of the First Merger, the bylaws of Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub I, as in effect immediately prior to the Effective Time of the First Merger.

(c)           At the Effective Time of the Second Merger, the certificate of formation of Surviving Entity shall be as set forth on Exhibit C hereto and shall be the certificate of formation of Surviving Entity until thereafter amended in accordance with the DLCA and as provided in such certificate of formation.

(d)           At the Effective Time of the Second Merger, the limited liability company operating agreement of Surviving Entity shall be as set forth on Exhibit D and shall be the limited liability company operating agreement of Surviving Entity until thereafter amended in accordance with the DLCA and as provided in such limited liability company operating agreement.

1.5          Directors and Officers.  The initial directors of Surviving Entity I shall be the directors of Merger Sub I immediately prior to the Effective Time of the First Merger. The initial directors of Surviving Entity shall be the directors of Merger Sub II immediately prior to the Effective Time of the Second Merger, until their respective successors are duly elected or appointed and qualified.  The initial officers of Surviving Entity I shall be the officers of Merger Sub I immediately prior to the Effective Time of the First Merger. The initial officers of Surviving Entity shall be the officers of Merger Sub II immediately prior to the Effective Time of the Second Merger, until their respective successors are duly elected or appointed and qualified.

1.6          Effect on Capital Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time of the First Merger, by virtue of the First Merger and without any action on the part of Parent, Merger Subs, Company or the holders of any of the following securities, the following shall occur:

(a)           Company Common Stock.  Each share of common stock, par value $0.001 per share, of Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time of the First Merger, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Section 1.6(e)) into the right to receive (a) 0.514 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares (the “Merger Stock Consideration”) of common stock of Parent, no par value per share (“Parent Common Stock”), and (b) $3.75 in cash (the “Merger Cash Consideration” and together with the Merger Stock Consideration, the “Merger Consideration”), upon surrender of the certificate representing, immediately prior to the Effective Time of the First Merger, such share of Company Common Stock (or surrender of a Book Entry Share (as defined in Section 1.7(c)) in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9).

(b)          Cancellation of Treasury and Parent Owned Stock.  Each share of Company Common Stock held by Company or Parent, or any direct or indirect subsidiary of Company or Parent, immediately prior to the Effective Time of the First Merger shall be canceled and extinguished without any conversion thereof.

(c)           Capital Stock of Merger Sub I.  Each share of common stock, par value $0.001 per share, of Merger Sub I (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time of the First Merger shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of Surviving Entity I (the “Surviving Corporation Common Stock”).  Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of Surviving Corporation Common Stock.

(d)           Stock Options; Stock-Based Awards.  All Company Options (as defined in Section 2.2(c)) outstanding under each Company Stock Plan (as defined in Section 2.2(c)) shall be treated as set forth in Section 5.9(a).  Company Restricted Stock and Company Restricted Stock Units (each as defined in Section 2.2(b)) under Company Stock Plans shall be treated as set forth in Sections 5.9(b) and 5.9(c), respectively.

(e)           Fractional Shares.  No fraction of a share of Parent Common Stock will be issued by virtue of the First Merger, but in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall, upon surrender of such holder’s Certificate(s) (as defined in Section 1.7(c)), receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the average closing sale price at the 4:00 p.m., Eastern time (end of regular trading hours), of one share of Parent Common Stock for the 10 most recent trading days that Parent Common Stock has traded ending on the trading day one day prior to the Effective Time of the First Merger, as reported on The Nasdaq Stock Market LLC’s Global Select Market (“Nasdaq”).

(f)           Adjustments to Exchange Ratio.  The Exchange Ratio shall be adjusted to reflect fully the appropriate economic effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time of the First Merger; provided, however, that nothing in this Section 1.6(f) shall be construed as providing consent to any action or event pursuant to, or waiving any of the provisions of, Sections 4.1 or 4.2 of this Agreement.

1.7          Surrender of Certificates.

(a)          Exchange Agent.  Prior to the Effective Time of the First Merger, Parent shall appoint BNY Mellon Shareholder Services to act as the exchange agent (the “Exchange Agent”) hereunder for the purpose of distributing the Parent Common Stock and other cash amounts contemplated by this Article I to the holders of Company Common Stock.

(b)          Deposit into Exchange Fund.  Promptly after the Effective Time of the First Merger, for exchange for outstanding shares of Company Common Stock in accordance with this Article I, (i) Parent shall make available to the Exchange Agent the shares of Parent Common Stock issuable pursuant to Section 1.6(a) as Merger Stock Consideration and (ii) Surviving Entity shall make available to the Exchange Agent the aggregate Merger Cash Consideration.  In addition, Parent shall make available to the Exchange Agent as necessary from time to time after the Effective Time of the First Merger, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(e) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).  Any cash and Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(c)          Exchange Procedures.  As soon as reasonably practicable after the Effective Time of the First Merger, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time of the First Merger) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time of the First Merger represented outstanding shares of Company Common Stock, or non-certificated shares of Company Common Stock represented by book entry (“Book Entry Shares”) whose shares were converted into the right to receive the Merger Consideration, cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions pursuant to Section 1.7(d): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book Entry Shares to the Exchange Agent) and shall otherwise be in customary form and (ii) instructions for effecting the surrender of the Certificates or Book Entry Shares in exchange for certificates representing whole shares of Parent Common Stock, the Merger Cash Consideration, cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions pursuant to Section 1.7(d).  Upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of record of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the Merger Cash Consideration and the number of whole shares of Parent Common Stock (after taking into account all Certificates and Book Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.6(a) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Legal Requirements (as defined in Section 2.2(e)), a cash payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6(e) and a cash payment for any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates and Book Entry Shares so surrendered shall forthwith be canceled.  Until so surrendered, outstanding Certificates or Book Entry Shares will be deemed from and after the Effective Time of the First Merger, for all corporate purposes, to evidence only the right to receive the Merger Consideration to which such shares of Company Common Stock are entitled and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d).

(d)           Distributions With Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time of the First Merger and no payment in lieu of fractional shares pursuant to Section 1.6(e) will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the shares of Company Common Stock formerly represented thereby until the holders of record of such Certificates shall surrender such Certificates or Book Entry Shares in accordance with this Section 1.7.  Subject to applicable Legal Requirements, following surrender of any such Certificates or Book Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest (i) promptly after such surrender, the number of whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(e) and the amount of any such dividends or other distributions with a record date after the Effective Time of the First Merger and theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the First Merger and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e)           Transfers of Ownership.  If shares of Parent Common Stock are to be issued in a name other than that in which the Certificates or Book Entry Shares surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates or Book Entry Shares so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons (as defined in Section 8.3(g)) requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes (as defined in Section 2.6(a)(i)) required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates or Book Entry Shares surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f)           Withholding Rights.  Each of Parent, the Exchange Agent and Surviving Entity shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirements, and to collect IRS Forms W-8 or W-9, as applicable, or similar information from the recipients of payments hereunder.  To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(g)           No Liability.  Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, Surviving Entity or any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration, and any cash payable to the holder of such Certificate pursuant to Section 1.6(e) or any dividends or distributions payable to the holder of such Certificate pursuant to Section 1.7(d) would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 2.3(c)), any such Merger Consideration or cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Legal Requirements, become the property of Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

(h)           Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book Entry Shares nine months after the Effective Time of the First Merger shall, at the request of Surviving Entity, be delivered to Surviving Entity or otherwise according to the instruction of Surviving Entity, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates or Book Entry Shares in compliance with this Section 1.7 shall after such delivery to Surviving Entity look only to Parent, as a general unsecured creditor, for payment of its claim for the Merger Consideration pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions pursuant to Section 1.7(d) with respect to the shares of Company Common Stock formerly represented thereby.

1.8          No Further Transfers of Company Common Stock.  All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including the Merger Cash Consideration and any cash or dividends or other distributions paid in respect thereof pursuant to Sections 1.6(e) and 1.7(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Company Common Stock, and from and after the Effective Time of the First Merger, there shall be no further registration of transfers of shares of Company Common Stock that were outstanding immediately prior to the Effective Time of the First Merger.  If, after the Effective Time of the First Merger, Certificates or Book Entry Shares are presented to Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Article I.

1.9          Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and Merger Cash Consideration, cash for fractional shares, if any, as may be required pursuant to Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.10        Tax Consequences.  It is intended by the parties hereto that the Transaction shall constitute a reorganization within the meaning of Section 368(a) of the Code.  The parties hereto adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations sections 1.368-1(c) and 1.368-2(g).

1.11        Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock outstanding immediately prior to the Effective Time of the First Merger for which the holder thereof (i) has not voted in favor of the First Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration in accordance with Section 1.6(a). At the Effective Time of the First Merger, (x) all Dissenting Shares shall be cancelled and cease to exist and (y) the holder or holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL (“Section 262”).

(b)           Notwithstanding the provisions of this Section 1.11, if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall no longer be deemed to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time of the First Merger into the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate formerly representing such shares in accordance with Section 1.6(a).  In such event, if the Exchange Fund shall then remain in place, Parent shall promptly deposit or cause Surviving Entity to deposit in the Exchange Fund the aggregate amount of Merger Consideration in respect of such Dissenting Shares.

(c)           Company shall give Parent (i) prompt notice of any demands for appraisal of any shares of Company Common Stock, the withdrawals of such demands, and any other instrument served on Company under the provisions of Section 262 and (ii) the right to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL.  Company shall not offer or agree to make or make any payment with respect to any demands for appraisal or offer to settle or settle any such demands without the prior written consent of Parent.

1.12        Effect on Membership Interests.  By virtue of the Second Merger and without any further action on the part of Parent, Merger Sub II or Surviving Entity I, (i) each membership interest of Merger Sub II outstanding immediately prior to the Effective Time of the Second Merger shall remain outstanding and each certificate therefor shall continue to evidence one membership interest of Surviving Entity and (ii) each share of Surviving Corporation Common Stock outstanding immediately prior to the Effective Time of the Second Merger shall be converted into one membership interest of Surviving Entity.

1.13        Further Action.  At and after the Effective Time of the Second Merger, the officers and directors of Surviving Entity will be authorized to execute and deliver, in the name and on behalf of Company and Merger Subs, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company and Merger Subs, any other actions and things necessary or advisable to vest, perfect or confirm of record or otherwise in Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Surviving Entity as a result of, or in connection with, the Transaction.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the Company Designated SEC Reports (as defined in Section 8.3(c)) or as set forth in the disclosure schedule delivered by Company to Parent dated as of the date hereof (the “Company Disclosure Schedule”), Company represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

2.1          Organization; Standing; Charter Documents; Subsidiaries.

(a)           Organization; Standing and Power.  Company and each of its Subsidiaries (as defined below) (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except to the extent such concepts are not recognized or applicable under the laws of the jurisdiction in which any such entity is organized), (ii) has the requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner in which its assets are currently owned, leased and operated and to carry on its business as now being conducted and to perform its obligations under all Contracts (as defined in Section 2.2(c)) by which it is bound and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so organized, existing and in good standing or so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(e)) on Company and its Subsidiaries, taken as a whole.  For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other organization at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

(b)          Charter Documents.  Company has delivered or made available to Parent true, complete and correct copies of (i) the certificate of incorporation (including any certificate of designations) and bylaws of Company, each as amended to date (collectively, the “Company Charter Documents”), and (ii) the certificate of incorporation and bylaws, or like organizational documents, each as amended to date (collectively, “Subsidiary Charter Documents”), of each Significant Subsidiary (as defined in Rule 1.02 of Regulation S-X promulgated by the SEC (as defined in Section 2.4(a)), a “Significant Subsidiary”) of Company, and each such instrument is in full force and effect.  Company is not in violation of any of the provisions of the Company Charter Documents and each Subsidiary of Company is not in violation of its respective Subsidiary Charter Documents.  Company has delivered or made available to Parent, true, complete and correct copies of (x) the charters of all committees of Company’s Board of Directors and (y) any code of conduct, corporate governance policies or principles, related party transaction policy, stock ownership guidelines, whistleblower policy, disclosure committee charter or similar codes, policies, or guidelines adopted by Company.

(c)           Minutes.  Company has made available to Parent and its representatives true, complete and correct copies of the minutes of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of Company held since January 1, 2008.

(d)           Subsidiaries.  Section 2.1(d) of the Company Disclosure Schedule lists each Subsidiary of Company, indicates each Significant Subsidiary of Company and identifies the jurisdiction of organization for each Subsidiary.  Except as set forth in Section 2.1(d) of the Company Disclosure Schedule, all the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and, where applicable as a legal concept, nonassessable, and are owned by Company, a wholly owned Subsidiary of Company, or Company and another wholly owned Subsidiary of Company, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws.  Other than the Subsidiaries of Company, and except as set forth in Section 2.1(d) of the Company Disclosure Schedule, Company does not own, directly or indirectly, any securities or capital stock of, or other equity or voting interests of any nature in, any other Person.  Company has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person.

2.2          Capital Structure.

(a)           Capital Stock.  The authorized capital stock of Company consists of: (i) 200,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”).  At the close of business on May 28, 2010 (the “Reference Date”): (x) 33,028,938 shares of Company Common Stock were issued and outstanding, (y) no shares of Company Common Stock were issued and held by Company in its treasury, and (z) no shares of Company Preferred Stock were issued and outstanding.  No shares of Company Common Stock or rights to acquire shares of Company Common Stock are owned or held by any Subsidiary of Company.  All of the outstanding shares of capital stock of Company are duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights, rights of repurchase or forfeiture, right of participation, right of maintenance or any similar right.

(b)          Company Restricted Stock and Company Restricted Stock Units.  Section 2.2(b)(i) of the Company Disclosure Schedule sets forth (A) the name of each holder of Company Restricted Stock, (B) the number of shares of Company Restricted Stock held by such holder, (C) the repurchase price of such Company Restricted Stock, (D) the date on which such Company Restricted Stock was purchased or granted, (E) the applicable vesting schedule pursuant to which Company’s right of repurchase or forfeiture lapses, and (F) the extent to which such Company right of repurchase or forfeiture has lapsed as of the date hereof.  Section 2.2(b)(ii) of the Company Disclosure Schedule sets forth (A) the name of each holder of Company Restricted Stock Units, (B) the number of shares of Company Common Stock subject to each Company Restricted Stock Unit, (C) the date on which such Company Restricted Stock Unit was granted, (D) the applicable vesting and settlement and/or delivery schedule for such Company Restricted Stock Unit, and whether the vesting is time or performance based, and (E) the extent to which such Company Restricted Stock Unit has vested or settled as of the date hereof.  Upon consummation of the First Merger, (1) the shares of Parent Common Stock issued in exchange for any shares of Company Restricted Stock or to be issued upon any settlement of a Company Restricted Stock Unit will, without any further act of Parent, Merger Subs, Company or any other Person, become subject to the restrictions, conditions and other provisions contained in any agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding obligation, commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect (each, a “Contract”), relating to such shares of Company Restricted Stock or shares subject to Company Restricted Stock Units, and (2) Parent will automatically succeed to and become entitled to exercise Company’s rights and remedies with respect to such shares of Company Restricted Stock and shares subject to Company Restricted Stock Units under any such Contract without modification.  Except as set forth in Section 2.2(b) of the Company Disclosure Schedule, there are no Contracts to which Company is bound obligating Company to waive its right of repurchase or forfeiture with respect to any Company Restricted Stock or Company Restricted Stock Unit as a result of the First Merger (whether alone or upon the occurrence of any additional or subsequent events).  For purposes of this Agreement, “Company Restricted Stock” shall mean shares of Company Common Stock that are subject to a Contract pursuant to which Company has the right to repurchase, redeem or otherwise reacquire such shares of Company Common Stock, including by forfeiture, and “Company Restricted Stock Unit” shall mean all restricted stock units and rights to receive shares of Company Common Stock or an amount in cash measured by the value of a number of shares of Company Common Stock.

(c)           Stock Options.  As of the close of business on the Reference Date: (i) 7,785,062 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options (as defined below) to purchase Company Common Stock under the applicable Company Benefit Plans that are stock plans as set forth in Section 2.12(b) of the Company Disclosure Schedule (the “Company Stock Plans”) (equity or other equity-based awards, whether payable in cash, shares or otherwise, granted under or pursuant to the Company Stock Plans, other than Company Restricted Stock or Company Restricted Stock Units, are referred to in this Agreement as “Company Options”), and (ii) 7,748,679 shares of Company Common Stock are reserved for future issuance under the Company Stock Plans.  Company has made available to Parent a true, complete and correct list of each Company Option outstanding as of the Reference Date, and (1) the particular Company Stock Plan pursuant to which such Company Option was granted, (2) the name of the holder of such Company Option, (3) the number of shares of Company Common Stock subject to such Company Option, (4) the exercise price of such Company Option, (5) the date on which such Company Option was granted, (6) the applicable vesting schedule, and the extent to which such Company Option was vested and exercisable as of the Reference Date, and (7) the date on which such Company Option expires.  All shares of Company Common Stock subject to issuance under the applicable Company Benefit Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issued, are duly authorized and will be validly issued, fully paid and nonassessable.  All grants of Company Options were validly issued and properly approved by the Board of Directors of Company (or a duly authorized committee or subcommittee thereof) in material compliance with the terms of the applicable Company Benefit Plan and all applicable Legal Requirements and recorded on the Company Financials (as defined in Section 2.4(b)) in accordance with GAAP (as defined in Section 2.4(b)).  The exercise price of each Company Option is not less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option.  Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable date of grant.  As of the Reference Date, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights or equity based awards with respect to Company other than as set forth in Sections 2.2(b) and (c) of the Company Disclosure Schedule.

(d)           Other Securities.  Except as otherwise set forth in this Section 2.2 and in Section 2.2(d) of the Company Disclosure Schedule, as of the Reference Date, there are no securities, subscriptions, options, warrants, calls, rights (whether or not currently exercisable) or Contracts to which Company or any of its Subsidiaries is a party or by which any of them is bound obligating Company or any of its Subsidiaries to issue (including on a deferred basis), deliver or sell, or cause to be issued, delivered or sold, or otherwise granting Company or any of its Subsidiaries the right to have a third party issue, deliver or sell to Company or any of its Subsidiaries, additional shares of capital stock or other voting securities of Company or any of its Subsidiaries, or obligating Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, warrant, call, right or Contract.  Except as otherwise set forth in this Section 2.2 and in Section 2.2(d) of the Company Disclosure Schedule, as of the Reference Date, there is no condition or circumstance that would reasonably be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Company or any of its Subsidiaries.

(e)           Legal Requirements; No Repurchase or Disposition Obligations.  All outstanding shares of Company Common Stock, all outstanding Company Options, all outstanding Company Restricted Stock, all outstanding Company Restricted Stock Units, and all outstanding shares of capital stock of each Subsidiary of Company have been issued and granted in material compliance with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts, and no such issuance or grant involved any “back dating” or similar practice with respect to the effective date of grant (whether intentionally or otherwise).  Except for shares of Company Restricted Stock or shares subject to Company Restricted Stock Units, and except as set forth in Section 2.2(e) of the Company Disclosure Schedule as of the Reference Date, there are not any outstanding Contracts of Company or any of its Subsidiaries to (A) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, Company or any of its Subsidiaries or (B) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries.  Company and its Subsidiaries have not entered into any swaps, caps, collars, floors or other derivative contracts or securities relating to interest rates, equity securities, debt securities or commodities.  Except as set forth in Section 2.2(e) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any voting agreements, irrevocable proxies, voting trusts, registration rights agreements or other voting arrangements with respect to shares of the capital stock of, or other equity or voting interests in, Company or any of its Subsidiaries.  For purposes of this Agreement, “Legal Requirements” shall mean any federal, state, local, municipal, foreign, multinational, self-regulatory organization, exchange or other administrative law, statute, constitution, ordinance, code, principle of common law or treaty or published order, rule, regulation, rule, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(f)           No Changes.  Since the Reference Date, there has been no change in (i) the outstanding capital stock of Company, (ii) the number of Company Options outstanding, (iii) the number of shares of Company Restricted Stock outstanding, (iv) the number of shares subject to Company Restricted Stock Units or (v) the number of other options, warrants or other rights to purchase capital stock of Company, other than (A) pursuant to the exercise, vesting or settlement of Company Options, Company Restricted Stock or Company Restricted Stock Units outstanding as of the Reference Date, issued pursuant to Company Stock Plans, or (B) repurchases from Company Employees (as defined in Section 2.12(a)(ii)) following termination of employment pursuant to the terms of applicable pre-existing stock option, restricted stock, restricted stock unit or purchase Contracts.

2.3          Authority; Non-Contravention; Necessary Consents.

(a)           Authority.  Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the approval of Company’s stockholders as set forth in Section 6.1(b) hereof, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or to consummate the First Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by Company’s stockholders and the filing of the First Certificate of Merger pursuant to the DGCL.  The adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock, which are entitled to one vote per share, is the only vote of the holders of any class or series of Company capital stock or other securities necessary to adopt this Agreement and consummate the First Merger and the other transactions contemplated hereby.  There are no bonds, debentures, notes or other indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Company may vote.  This Agreement has been duly executed and delivered by Company and, assuming due execution and delivery by Parent and Merger Subs, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity (collectively, the “Bankruptcy and Equity Exception”).

(b)           Non–Contravention.  The execution and delivery of this Agreement by Company do not, and performance of this Agreement and consummation of the transactions contemplated by this Agreement by Company will not: (i) conflict with or violate any provision of any of the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of Company, (ii) subject to the approvals contemplated in Section 5.2 and compliance with the requirements set forth in or disclosed pursuant to Sections 2.3(a) and 2.3(c) and the applicable provisions of the DGCL, CCC, DLCA, the HSR Act (as defined in Section 2.3(c)), if applicable,  any applicable foreign anti-trust Legal Requirements and the listing requirements of Nasdaq, conflict with or violate any material Legal Requirement applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries or any of their respective properties is bound or affected, (iii) subject to obtaining the consents set forth in Section 2.3(c) of the Company Disclosure Schedule, conflict with or violate any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Permits (as defined in Section 2.8(b)) or any right under any Contract with any Governmental Entity that is held by Company or any of its Subsidiaries or that otherwise relates to the business or assets of Company or any of its Subsidiaries or (iv) subject to obtaining the consents set forth in Section 2.3(c) of the Company Disclosure Schedule, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Company or any of its Subsidiaries or result in, or increase the likelihood of, the disclosure or delivery to any escrow holder or other Person of any Company IP (as defined in Section 2.7(a)(i)), or the transfer of any material asset of Company to any Person pursuant to, any Company Material Contract (as defined in Section 2.15(a)), except, in the case of clauses (ii) and (iii) above, for any such conflicts, breaches, defaults, impairments, alterations, rights of termination, amendments, acceleration or cancellation, Liens or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.

(c)           Necessary Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental entity or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental function (a “Governmental Entity”) is required to be obtained or made by Company in connection with the execution, delivery and performance of this Agreement or the consummation of the First Merger and other transactions contemplated hereby, except for: (i) the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.17) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the effectiveness of the Registration Statement (as defined in Section 2.17) in accordance with the Securities Act (as defined in Section 2.4(a) , (iii) the filing of such reports, schedules or materials under Section 13 or Rule 14a-12 under the Exchange Act and materials under Rule 165 and Rule 145 under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby and thereby, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the comparable laws of any foreign country reasonably determined by the parties to be required, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required by Nasdaq, (vi) the consents listed on Section 2.3(c) of the Company Disclosure Schedule, (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, and (viii) such other consents, clearances, authorizations, filings, approvals, orders, declarations and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.  The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (vii) are referred to herein as the “Company Necessary Consents.”

2.4          SEC Filings; Financial Statements.

(a)           SEC Filings.  Company has filed all required registration statements, proxy statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2008.  Company has made available to Parent all such registration statements, proxy statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database.  All such required registration statements, proxy statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports.  All Company SEC Reports (x) were filed on a timely basis, (y) at the time filed, were prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (z) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of Company’s Subsidiaries is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.  Company has heretofore made available to Parent true, complete and correct copies of all exhibits filed and all material correspondence with the SEC since January 1, 2008 that are not publicly available through the SEC’s EDGAR database.  As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Reports.

(b)           Financial Statements.  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (as amended), including any Company SEC Reports filed after the date hereof until the Closing (the “Company Financials”), as of their respective dates: (i) complied or when filed will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing, (ii) was or will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor forms under the Exchange Act), and (iii) fairly presented or will fairly present, in all material respects, the consolidated financial position of Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Company’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC, which were not, or are not expected to be, material in amount or effect).  The balance sheet of Company as of March 31, 2010 contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Neither Company nor any of its Subsidiaries is a party to, has been a party to since January 1, 2008, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S K promulgated by the SEC).

(c)           No Undisclosed Liabilities.  There are no liabilities of Company or its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined or otherwise, other than:

(i)           liabilities disclosed or provided for in the Company Balance Sheet or in the notes thereto;

(ii)          liabilities incurred in the ordinary course of business since the date of the Company Balance Sheet;

(iii)         liabilities for performance of obligations of Company and its Subsidiaries pursuant to the express terms of Company Contracts;

(iv)         liabilities arising, or expressly permitted to be incurred, under this Agreement (including legal and accounting fees, filing fees, and other transactional expenses resulting from the transactions contemplated by this Agreement);

(v)          liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole; and

(vi)         liabilities that have been disclosed in Section 2.4(c) of the Company Disclosure Schedule.

(d)           Internal Controls and Procedures.  Company maintains, and at all times since January 1, 2008 has maintained, disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act.  Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC. Company has delivered or made available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.  Company is, and has been at all times since January 1, 2008, in compliance in all material respects with the applicable listing requirements of Nasdaq, and has not since January 1, 2008 received any notice asserting any non-compliance with the listing requirements of Nasdaq.  The principal executive officer and principal financial officer of Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC.  Company and each of its Subsidiaries maintains, and at all times since January 1, 2008 has maintained, a system of internal control over financial reporting, which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Company Financials) for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Company and its Subsidiaries are being made only in accordance with authorizations of management and the Board of Directors of Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the financial statements of Company and its Subsidiaries.  Company has delivered or made available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.  Company’s management has completed an assessment of the effectiveness of Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal years ended December 31, 2008 and December 31, 2009, and such assessment concluded that such controls were effective and Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Company maintained effective internal control over financial reporting as of December 31, 2008 and December 31, 2009, respectively.  Except as set forth in Section 2.4(d) of the Company Disclosure Schedule, to the Knowledge of Company, since January 1, 2008, neither Company nor any of its Subsidiaries (including any Company Employee), nor Company’s independent auditors, has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Company and its Subsidiaries, (B) any illegal act or fraud, whether or not material, that involves Company’s management or other Company Employees, or (C) any claim or allegation regarding any of the foregoing.  In connection with the periods covered by the Company Financials, Company has disclosed to Parent all deficiencies and weaknesses identified in writing by Company or Company’s independent auditors (whether current or former) in the design or operation of internal controls over financial reporting utilized by Company and its Subsidiaries.

(e)           Sarbanes-Oxley Act; Nasdaq.  Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(f)           Independent Auditors.  Ernst & Young LLP, Company’s current auditors, is and has been at all times since its engagement by Company (x) “independent” with respect to Company within the meaning of Regulation S-X promulgated by the SEC and (y) to the Knowledge of Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.  All non-audit services performed by Company’s auditors for Company or its Subsidiaries that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

2.5          Absence of Certain Changes or Events.  Since the date of the Company Balance Sheet, and except as set forth in Section 2.5 of the Company Disclosure, Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and, since such date through the date hereof, there has not been (i) any change, event, circumstance, development or effect that individually or in the aggregate has had, or would reasonably be expected to have, a Material Adverse Effect on Company and its Subsidiaries, taken as a whole; or (ii) any other action or event that would have required the consent of Parent pursuant to Section 4.1 of this Agreement had such action or event occurred after the date of this Agreement.

2.6          Taxes.

(a)          Definitions.  For the purposes of this Agreement:

(i)           “Tax” or, collectively, “Taxes” shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities in the nature of taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(ii)           “Tax Returns” shall mean any and all reports, returns, declarations, or statements relating to Taxes (including any schedule or attachment thereto) filed or required to be filed with any Governmental Entity.

(b)          Tax Returns and Audits.

(i)           Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, Company and each of its Subsidiaries have properly filed on a timely basis all material Tax Returns that they were required to file, and all such Tax Returns were true, complete and correct in all material respects.  Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, each of Company and its Subsidiaries has paid on a timely basis all material Taxes that were due and payable.  Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by Company and its Subsidiaries through the date of such financial statements and all unpaid Taxes of Company and each of its Subsidiaries for all tax periods commencing after the date of such financial statements arose in the ordinary course of business consistent with past practice.  Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, no material deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of Company, proposed, against Company or any of its Subsidiaries, nor has Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax which waiver or extension remains in effect.

(ii)           Except as set forth in Section 2.6(b) of the Company Disclosure Schedule Company and each of its Subsidiaries have timely paid or withheld with respect to their employees (and paid over any amounts withheld to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld and material to Company and its Subsidiaries, taken as a whole.

(iii)           Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, no audit or other examination of any material Tax Return of Company or any of its Subsidiaries is in progress as of the date hereof, nor has Company or any of its Subsidiaries been notified in writing as of the date hereof of any request for such an audit or other examination.

(iv)          Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, Company has made available (for this purpose in the Company electronic data room or otherwise) to Parent copies of all material Tax Returns for Company and each of its Subsidiaries filed for all periods beginning January 1, 2006 or later.

(v)           Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the First Merger and the Second Merger.

(vi)          Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has engaged in or is currently engaged in a “reportable transaction,” as set forth in Treasury Regulations section 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulations section 1.6011-4(b)(2).

(vii)         Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has taken any action or has failed to take any action or has Knowledge of any fact, agreement, plan or other circumstance that would cause the First Merger and the Second Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

(viii)        Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, there is no Contract, plan or arrangement to which Company or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of Company or any of its Subsidiaries, that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code.

(ix)           Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries (A) has any actual or potential liability under Treasury Regulations section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than Company or any of its Subsidiaries, or (B) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(x)            Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code, determined without regard to Section 280G(b)(4)(B) of the Code.  Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, there is no Contract, plan or arrangement to which Company or any ERISA Affiliate (as defined in Section 2.12(a)(iii) thereof is a party or by which it is bound to compensate any Company Employee for excise taxes paid pursuant to Section 4999 of the Code.  Section 2.6(x) of the Company Disclosure Schedule lists all persons who Company reasonably believes are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

2.7          Intellectual Property.

(a)          Definitions.  For the purposes of this Agreement, the following terms have the following meanings:

(i)           “Company IP” shall mean any Intellectual Property owned by Company or any of its Subsidiaries and material to the conduct of the business of Company and its Subsidiaries, taken as a whole.

(ii)          “Company IP Contract” shall mean any Contract to which Company or any of its Subsidiaries is a party with respect to the grant of any license or ownership interest in any Company IP (other than “shrink wrap” and similar widely available commercial end-user licenses).

(iii)         “Company Licensed IP” shall mean any Intellectual Property licensed by Company or any of its Subsidiaries from a third party and material to the conduct of the business of Company and its Subsidiaries, taken as a whole.

(iv)         “Company Products” shall mean all products or service offerings of Company that, since January 1, 2008, have been marketed, sold or distributed, or that Company currently intends to market, sell or distribute, including any products or service offerings currently under development.

(v)          “Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property (as defined in Section 2.7(a)(viii)) owned by, or filed in the name of, Company or any of its Subsidiaries and material to the conduct of the business of Company and its Subsidiaries, taken as a whole.

(vi)         “Company Third Party IP Contract” shall mean all contracts pursuant to which a third party has licensed any Company Licensed IP to Company or its Subsidiaries.

(vii)        “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (A) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (B) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer data and all documentation necessary to any of the foregoing ; (C) all works of authorship, copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (D) all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; (E) domain names, uniform resource locators and other names and locators associated with the Internet, (F) all computer software, including all source code, object code, firmware, development tools, files, records and data, and all media on which any of the foregoing is recorded; (G) all industrial designs and any registrations and applications therefor throughout the world; (H) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (I) all databases and data collections and all rights therein throughout the world; (J) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (K) any similar or equivalent rights to any of the foregoing anywhere in the world.

(viii)       “Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks and applications to register trademarks; (C) registered copyrights and applications for copyright registration; and (D) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

(b)          Company Intellectual Property.

(i)           Generally. Except as set forth in Section 2.7(b)(i) of the Company Disclosure Schedule, Company and its Subsidiaries own and possess, or have the right to use pursuant to valid and enforceable Contracts, all material Intellectual Property used and/or necessary for the operation of the business of Company and its Subsidiaries as presently conducted, including in the design, development, manufacture, use, import and sale of Company Products. Except as set forth in Section 2.7(b)(i) of the Company Disclosure Schedule, each item of Intellectual Property owned or used by Company or any of its Subsidiaries immediately prior to the Closing hereunder and material to the business of Company and its Subsidiaries, taken as a whole, will be owned or available for use by Company and its Subsidiaries on materially identical terms and conditions immediately subsequent to the Closing hereunder.

(ii)           Registered Intellectual Property; Proceedings. Section 2.7(b)(ii) of the Company Disclosure Schedule contains a complete and accurate list of (i) all material Company Registered Intellectual Property and specifies, where applicable, (A) the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, (B) the filing and/or issue dates, and (C) the corresponding application and registration numbers and similar identifiers. Except as set forth in Section 2.7(b)(ii) of the Company Disclosure Schedule, no proceedings or actions of any nature (including any interferences, oppositions, reissues or reexaminations) are, or since January 1, 2008 have been, pending or, to the Knowledge of Company, threatened, before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world) related to any Company Registered Intellectual Property, including in which the scope, validity or enforceability of any material Company Registered Intellectual Property is being, or could reasonably be expected to be, contested or challenged.

(iii)          Registration.  To the Knowledge of Company, each item of Company Registered Intellectual Property that is material to the business of Company or its subsidiaries (A) is valid, subsisting and enforceable except where the absence of such validity, subsistence or enforceability  has not had and would not reasonably be expected to have a Material Adverse Effect and (B) has not been abandoned or passed into public domain.  All necessary registration, maintenance and renewal fees in connection with each item of Company Registered Intellectual property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United Sates or foreign jurisdictions, as the case may be (including the PTO and the U.S. Copyright Office), for the purposes of maintaining such Company Registered Intellectual Property.

(iv)          Intellectual Property Contracts.  Except as set forth in Section 2.7(b)(iv) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is in material breach of any Company IP Contracts or any Company Third Party IP Contracts (other than “shrink wrap” and similar widely available commercial end-user licenses) and, to Company’s Knowledge, no other party has materially failed to perform under any of the Company IP Contracts or Company Third Party IP Contracts.  Section 2.7(b)(iv) of the Company Disclosure Schedule contains a complete and accurate list of all material Company Third Party IP Contracts and all material Company IP Contracts.

(c)           Ownership.

(i)            Except as set forth in Section 2.7(c) of the Company Disclosure Schedule, no Company IP is as of the date hereof subject to any legal proceeding or outstanding legal decree, order, judgment or stipulation restricting in any material manner, the use, transfer, or licensing thereof by Company or any of its Subsidiaries.

(ii)           Except as set forth in Section 2.7(c) of the Company Disclosure Schedule, Company and/or its Subsidiaries owns each item of Company IP free and clear of any Lien (other than pursuant to licenses to consumer end users or other customers granted in the ordinary course of business of Company and/or its Subsidiaries).

(d)           Non-Infringement.  Except as set forth in Section 2.7(d) of the Company Disclosure Schedule, to the Knowledge of Company, (i) the design, development, manufacture, use, import, sale and licensing of Company Products, or the conduct of the business of Company and/or its Subsidiaries, does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction, and (ii) there are no claims pending, nor since January 1, 2008, has any claim been made or threatened in writing against Company, claiming that any of the Company Products, or the conduct of the business of Company and/or its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property of any third party.  Except as set forth in Section 2.7(d) of the Company Disclosure Schedule, neither Company, nor any of its Subsidiaries, has received any charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or violation (including any claim that Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party), and Company is not aware of any facts that would indicate a likelihood of the foregoing.

(e)           Intellectual Property Contracts.

(i)            To the Knowledge of Company, each Company Third Party IP Contract is legal, valid, binding, enforceable, in full force and effect and, except as set forth in Section 2.7(e)(i) of the Company Disclosure Schedule, fully paid (and not subject to the payment of any fees, royalties or other payments).  Neither Company, nor any of its Subsidiaries, has received any notice that any Company Licensed IP is subject to any outstanding injunction, judgment, order, decree, ruling or charge.

(ii)           Except as set forth in Section 2.7(e)(ii) of the Company Disclosure Schedule, neither this Agreement nor the consummation of the transactions contemplated by this Agreement will automatically result in the breach, modification, cancellation, termination or suspension of any Company Third Party IP Contract.

(iii)          Except as set forth in Section 2.7(e)(iii) of the Company Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement will result in (A) any third party being automatically granted rights, license, interest or access to, or the placement in or release from escrow, of any Company IP, (B) Company or any of its Subsidiaries automatically granting to any third party any right in any Company IP, (C) a loss of or Lien on any Company IP, or (D) Company or any of its Subsidiaries automatically being obligated contractually to pay any material royalties or other material amounts to any third party in excess of those payable in the ordinary course of business by Company or its Subsidiaries prior to the Closing.

(iv)          None of Company or its Subsidiaries has transferred title to, or granted any exclusive license with respect to, any material Company IP.

(f)           Third-Party Infringement.  As of the date hereof, there are no legal proceedings or written threats of legal proceedings in which Company or its Subsidiaries have alleged the misappropriation or infringement of Company IP.  Except as set forth in Section 2.7(f) of the Company Disclosure Schedule, to the Knowledge of Company, no third party is infringing, violating or misappropriating or has infringed, violated or misappropriated in any material respect any of the Company IP.

(g)          Trade Secret Protection.  With respect to Company IP, Company and each of its Subsidiaries have taken commercially reasonable steps to protect the rights of Company and its Subsidiaries in Company’s and its Subsidiaries’ confidential information and trade secrets and any trade secrets or confidential information of third parties provided to Company or any of its Subsidiaries under an obligation of confidentiality.

(h)          Protection of Company IP.  To the Knowledge of Company, Company and its Subsidiaries have taken all necessary and reasonable actions to maintain and protect all of the Company IP.  Without limiting the generality of the foregoing:

(i)            Company and its Subsidiaries have secured from their employees and third party contractors who have created any portion of, or otherwise have any rights in or to, Company IP valid and enforceable written confidentiality agreements relating to, and assignments of, any such work, invention, improvement or other rights, and no such employee or independent contractor has retained or been granted back any rights in or to such work, invention, improvement or other rights.

(ii)           to the Knowledge of Company, no employee or independent contractor of Company or any of its Subsidiaries is in breach of any Contract with any former employer or other Person concerning Intellectual Property or confidentiality;

(iii)          no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution have been or are being, or are expected to be, used, directly or indirectly, to develop or create, in whole or in part, any Company IP or Company Products;

(iv)          Company and its Subsidiaries have taken reasonable measures to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary and confidential information included in the Company IP; and

(v)           Company is not now and has never been a member of, or a contributor to, any industry standards body or similar organization that obligates Company or any of its Subsidiaries to grant or offer to any other Person any license or right to any Company IP, other than as set forth in Section 2.7(h) of the Company Disclosure Schedule.

(i)            Source Code.  Company and its Subsidiaries own and possess source code for all Company Product software owned or purported to be owned by Company.  Except as set forth in Section 2.7(i) of the Company Disclosure Schedule, no source code for any Company Product included in the Company IP has been delivered, licensed or made available by Company, any of its Subsidiaries or any of their authorized licensees or designees outside the ordinary course of business to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or consultant of Company.  Except as set forth in Section 2.7(i) of the Company Disclosure Schedule, neither Company, nor any of its Subsidiaries, is under any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Product included in the Company IP to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or consultant of Company.  Except as set forth in Section 2.7(i) of the Company Disclosure Schedule, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure pursuant to an arrangement or obligation described above of any source code for any Company Product included in the Company IP to any other Person who is not, as of the date of this Agreement, an employee or consultant of Company.

(j)            Bug, Defects or Errors.  To the Knowledge of Company, no Company Product commercially distributed or supported by Company or any of its Subsidiaries in the two year period prior to the date of the Agreement, contains any bug, defect or error that materially and adversely affects the use, functionality or performance of any such Company Product or system containing or used in conjunction with Company Products.  To the Knowledge of Company, Section 2.7(j) of the Company Disclosure Schedule contains a complete and accurate list of all known bugs, defects and errors in each version and component of Company Products commercially distributed or supported by Company or any of its Subsidiaries in the two year period prior to the date of the Agreement, other than any such bugs, defects or errors the existence of which would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.

2.8           Compliance; Permits.

(a)           Compliance.  Except as set forth in Section 2.8(a) of the Company Disclosure Schedule and, except individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole, neither Company nor any of its Subsidiaries is, or at any time since January 1, 2008 has been,  in conflict with, or in default or in violation of, (i) any Legal Requirement applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, or (ii) any Contract or Permit (as defined below) to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective businesses or properties is bound or affected.  To the Knowledge of Company, no material investigation or review by any Governmental Entity is pending or has been threatened against Company or any of its Subsidiaries.  There is no material judgment, injunction, order or decree binding upon Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting or materially impairing (A) any business practices of Company and its Subsidiaries, taken as a whole, or (B) the conduct of business by Company and its Subsidiaries as currently conducted.

(b)          Permits.  Company and its Subsidiaries hold all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, certificates, permissions, registrations, qualifications authorizations, orders and approvals from Governmental Entities (“Permits”) that are required for the operation of the business of Company and its Subsidiaries as currently conducted, other than Permits the absence of which would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole (collectively, “Company Permits” other than Company Environmental Permits (as defined in Section 2.14(d)), which are covered exclusively under Section 2.14).  No suspension or cancellation of any of Company Permits is pending or, to the Knowledge of Company, threatened.  Company and its Subsidiaries are, and have been at all times since January 1, 2008, in compliance in all material respects with the terms of the Company Permits.

(c)           Foreign Corrupt Practices Act; Export Control Laws.  Neither Company nor any of its Subsidiaries (including any of their respective officers or directors) has taken any action that would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder or any similar Legal Requirement relating to bribery or improper influence, except for any such violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole. Company and each of its Subsidiaries is currently conducting, and have at all times since their inception conducted, their respective businesses in compliance in all material respects with and not in violation of any export control Legal Requirement, trade embargo or the anti-boycott provisions of any applicable Legal Requirements.

2.9           Litigation.  Except as set forth in Section 2.9 of the Company Disclosure Schedule, there are no claims, suits, actions or proceedings pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries before any court, Governmental Entity, or any arbitrator (a) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with the consummation of the transactions contemplated hereby or (b) that, either individually or in the aggregate with all claims, suits, actions or proceedings, have had or would reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.  To the Knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a reasonable basis for the commencement of any claim or proceeding or the type described in clause “(a)” or clause “(b)” of the first sentence of this Section 2.9.

2.10         Brokers’ and Finders’ Fees.  Except for fees payable to Oppenheimer & Co. Inc., no agent, broker, investment banker, financial advisor or other firm or Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any transaction contemplated hereby based upon arrangements made by or on behalf of Company.  A copy of the engagement letter with Oppenheimer & Co. Inc. relating to the transactions contemplated by this Agreement has been provided to Parent.

2.11         Transactions with Affiliates.  Except as set forth in the Designated Company SEC Reports, since the date of Company’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

2.12         Employee Benefit Plans and Labor Matters.

(a)           Definitions.

(i)            “Company Benefit Plan” shall mean each “employee benefit plan,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material plan, program, policy, practice, Contract, or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, which is maintained, contributed to, or required to be contributed to, by Company or any ERISA Affiliate thereof for the benefit of two or more Company Employees, or with respect to which Company or any ERISA Affiliate has any liability or obligation.

(ii)           “Company Employee” shall mean any current or former or retired employee, consultant or director of Company or any ERISA Affiliate.

(iii)          “ERISA Affiliate” shall mean each Subsidiary of Company or Parent, as the case may be, and any other Person or entity under common control with Company or Parent, as the case may be, or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.  Section 2.12(a)(iii) of the Company Disclosure Schedule identifies each of Company’s ERISA Affiliates.

(iv)         “Company Employee Agreement” shall mean (A) each management, employment, severance, retention, stay bonus, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract between Company or any ERISA Affiliate thereof and any current, former or retired executive officer or director of Company and (B) each management, employment, severance, retention, stay bonus, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract between Company or any ERISA Affiliate thereof and any Company Employee, other than a current, former or retired executive officer or director of Company, that is material either individually or in the aggregate with all such similar Contracts.

(b)          Schedule.  Section 2.12(b) of the Company Disclosure Schedule contains a true, complete and correct list of each Company Benefit Plan and each Company Employee Agreement.  Except as set forth in Section 2.12(b) of the Company Disclosure Schedule, neither Company nor any ERISA Affiliate thereof has any plan or commitment to establish, adopt or enter into any new Company Benefit Plan or Company Employee Agreement or to modify any Company Benefit Plan or Company Employee Agreement (except to the extent required by Legal Requirements or to conform any such Company Benefit Plan or Company Employee Agreement to any applicable Legal Requirements, or as required by this Agreement) that would reasonably be expected to result in material liability to Company and its ERISA Affiliates, taken as a whole.

(c)           Documents.  Company has provided or made available to Parent correct and complete copies of: (i) all documents embodying each Company Benefit Plan and each Company Employee Agreement required to be disclosed pursuant to Section 2.12(b) above including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each such Company Benefit Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Benefit Plan; (iii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Benefit Plan; (iv) if any Company Benefit Plan is funded, the most recent annual and periodic accounting of Company Benefit Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Benefit Plan; (vi) all IRS determination, opinion, notification and advisory letters; (vii) all material communications to any Company Employee or Company Employees relating to any Company Benefit Plan and any proposed Company Benefit Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability material to Company and its Subsidiaries, taken as a whole; (viii) all material correspondence to or from any governmental agency relating to any Company Benefit Plan; and (ix) the three most recent plan years’ discrimination tests for each Company Benefit Plan for which such tests are required.

(d)           Benefit Plan Compliance.

(i)            With respect to each Company Benefit Plan, no event has occurred and, to the Knowledge of Company, there exists no condition or set of circumstances, in connection with which Company or any of its ERISA Affiliates would be subject to any liability under ERISA, the Code or any other applicable Legal Requirement material to Company and its Subsidiaries, taken as a whole.

(ii)           Each Company Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable material Legal Requirements and the terms of any applicable collective bargaining agreements.  Each Company Benefit Plan, including any material amendments thereto, that is capable of approval by, and/or registration for and/or qualification for special tax status with, the appropriate taxation, social security and/or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any material amendment that has not previously received such Approval, except for the lack of such Approvals that, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in material liability to Company and its Subsidiaries, taken as a whole.  For purposes of clarification, each Company Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and has either received and is entitled to rely upon a favorable determination letter or opinion letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, and, to the Knowledge of Company, nothing has occurred that could reasonably expected to adversely affect such determination or opinion.  All amendments required to maintain each such Company Benefit Plan’s compliance with applicable law, including the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequent legislation or administrative requirements which have subsequently become effective through the date hereof, have been timely adopted and implemented.  Except as required by Legal Requirements, no condition exists that would prevent Company from terminating or amending any Company Benefit Plan at any time for any reason without material liability to Company and its ERISA Affiliates, taken as a whole (other than ordinary administration expenses or routine claims for benefits).

(iii)          No material written representation or commitment with respect to any material aspect of any Company Benefit Plan has been made to a Company Employee by an authorized Company Employee that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plans that would reasonably be expected to result in material liability to Company and its ERISA Affiliates, taken as a whole.  Except as set forth in Section 2.12(d) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has entered into any Contract, arrangement or understanding, whether written or oral, with any trade union, works council or other Company Employee representative body or any material number or category of its Company Employees that would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv)          There are no unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced or, to the Knowledge of Company, is threatened or reasonably anticipated (other than routine claims for benefits), with respect to any material claim, which would reasonably be expected to result in material liability to Company and its Subsidiaries, taken as a whole.  With respect to each Company Benefit Plan, (i) Company has not incurred any material liability in connection with a non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA; (ii) there are no audits, inquiries or proceedings pending or, to the Knowledge of Company, threatened by any governmental authority with respect to any Company Benefit Plan; (iii) no matters are currently pending with respect to any Company Benefit Plan under the Employee Plans Compliance Resolution System maintained by the IRS or any similar program maintained by any other Government Authority; and (iii) there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) which has resulted or could reasonably be expected to result in material liability to Company, any ERISA Affiliate thereof, or any of their respective employees.

(e)           Plan Funding.  With respect to Company Benefit Plans, there are no material benefit obligations for which required contributions have not been made or accrued to the extent required by GAAP and there are no material benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the Company Financials.  The assets of each Company Benefit Plan that is funded are reported at their fair market value on the books and records of such Company Benefit Plan.

(f)           Status of Plans.  No Company Benefit Plan is, and neither Company nor any ERISA Affiliate thereof currently maintains, contributes to or participates in, nor does Company or any ERISA Affiliate thereof have any obligation to maintain, contribute to or otherwise participate in, or have any liability or other obligation (whether accrued, absolute, contingent or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code.  No Company Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.  No Company Benefit Plan provides health benefits that are not fully insured through an insurance contract (with the exception of any medical expense reimbursement arrangements subject to Sections 105 and 125 of the Code).

(g)          Continuation Coverage.  Except as set forth in Section 2.12(g) of the Company Disclosure Schedule, no Company Benefit Plan provides post-termination or retiree welfare benefits (whether or not insured) with respect to any Person for any reason other than coverage mandated by applicable Legal Requirements, and neither Company nor any ERISA Affiliate thereof has ever represented, promised or contracted to any Company Employee (either individually or to Company Employees as a group) or any other Person that such Company Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or, individually or in the aggregate, as has not resulted or would not reasonably be expected to result in material liability to Company and its ERISA Affiliates, taken as a whole.

(h)          Effect of Transaction.  Except as set forth in Section 2.12(h) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan or Company Employee Agreement that will or may result in any material payment (whether of severance pay or otherwise), acceleration of any material payment, forgiveness of material indebtedness, vesting, distribution, material increase in benefits or obligation to fund benefits with respect to any Company Employee.

(i)            Section 409A.  Except as set forth in Section 2.12(i) of the Company Disclosure Schedule, each Company Benefit Plan, Company Employee Agreement, or other Contract, plan, program, agreement, or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code, its Treasury regulations, and any administrative guidance relating thereto; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Company Benefit Plan, Company Employee Agreement, or other Contract, plan, program, agreement, or arrangement.  Except as set forth in Section 2.12(i) of the Company Disclosure Schedule, neither Company nor any ERISA Affiliate thereof is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.  Except as set forth in Section 2.12(i) of the Company Disclosure Schedule, no Company Option or other right to acquire Company Common Stock or other equity of Company (i) has an exercise price that was less than the fair market value of the underlying equity as of the date such Company Option or other right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise of disposition of such stock Company Option or right, or (iii) has been granted after December 31, 2004, with respect to any class of stock of Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).

(j)            Stock Option Grant Practices.  Company’s stock option grant practices (i) comply with all applicable Company Stock Plans, stock exchange rules and applicable Legal Requirements, except for any such failure to comply, individually or in the aggregate, that have not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole and (ii) have been fairly presented in accordance with GAAP in the Company Financials.  All outstanding stock options have exercise prices that correspond to the fair market value on the date that the grants were actually authorized under applicable Legal Requirements, in each case except for any such failures, individually or in the aggregate, that have not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.  As of the date of this Agreement, Company has no ongoing internal review of any past or current stock option practice, and Company is not aware of the existence of any reports on any such reviews completed since January 1, 2008.

(k)           Labor.  Except as set forth in Section 2.12(k) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is presently a party to, bound by or has a duty to bargain for, any collective bargaining agreement, trade union agreement, work council, employee representative agreement, union contract, or information or consultation agreement, other than national or industry-wide agreements, with respect to employees and no collective bargaining agreement is being negotiated by Company or any of its Subsidiaries.  Except as set forth in Section 2.12(k) of the Company Disclosure Schedule, to the Knowledge of Company, there are no activities or proceedings of any labor union to organize any employees of Company or any of its Subsidiaries.  There has not been any labor dispute, strike or work stoppage against Company or any of its Subsidiaries or, to the Knowledge of Company, threatened or reasonably anticipated that would reasonably be expected to materially interfere with the business activities of Company and its Subsidiaries, taken as a whole.  None of Company, any of its Subsidiaries or any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of Company or any of its Subsidiaries, except, individually or in the aggregate, as has not had and as would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.  There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee, including charges of unfair labor practices or discrimination complaints, that, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.  Neither Company nor any of its Subsidiaries have incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law that remains unsatisfied and that is material to Company and its Subsidiaries, taken as a whole.

(l)            Employment Matters.  Company is, and since January 1, 2008 has been, in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment (including but not limited to the classification of any Person as an employee or independent contractor), employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.

(m)          International Employee Matters.

(i)            With respect to each Company Benefit Plan that is maintained outside the jurisdiction of the United States or primarily covers Company Employees residing or working outside the United States, (A) the Company Benefit Plan has been established, maintained and administered in all material respects in compliance with its terms and all applicable Legal Requirements, (B) all contributions and expenses that are required to be made have been made or properly accrued, (C) with respect to any such Company Benefit Plan that is intended to be eligible to receive favorable tax treatment under the Legal Requirements applying to such Company Benefit Plan, all requirements necessary to obtain such favorable tax treatment have been satisfied, and (D) no liability which could be material to Company and its ERISA Affiliates, taken as a whole, exists or reasonably could be imposed upon the assets of Company or any of its ERISA Affiliates by reason of any such Company Benefit Plan, other than to the extent reflected on the Company Financials.

(ii)           There is no term of employment for any Company Employee residing or working outside the United States providing that the consummation of the transactions contemplated by this Agreement shall entitle such Company Employee (A) to treat the change of control as a breach of any Contract, (B) to any payment, benefit or change of terms of employment (whether or not conditioned upon the occurrence of any other event) or (C) to treat himself or herself as redundant or released from any obligation to his or her employer.

2.13         Title to Properties.

(a)           Leases.  Section 2.13(a) of the Company Disclosure Schedule sets forth a list of all real property leases or other Contracts for the occupancy of real property to which Company or any of its Subsidiaries is a party or by which any of them is bound as of the date hereof, and all amendments, guaranties and modifications thereof (each, a “Company Lease”).  Except as set forth in the Company Leases or as disclosed in the Company Disclosure Schedule, no party has a right to occupy any of the premises subject to a Company Lease (“Company Leased Property”) except for Company or its Subsidiaries.  Company has made available to Parent a true, complete and correct copy of each Company Lease.  All such Company Leases are valid and in full force and effect against Company or any Subsidiary of Company party thereto and, to the Knowledge of Company, each other party thereto, except that such enforceability may be subject to the Bankruptcy and Equity Exception, and, with respect to Company or any of its Subsidiaries, under any of such leases, no rental payments are past due and there is no existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), except, individually or in the aggregate, as has not had and would not reasonable be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.  Neither Company nor any of its Subsidiaries has ever owned any real property.

(b)          Properties.  There are no pending or, to the Knowledge of Company, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to materially adversely affect Company’s leasehold interest in Company Leased Property.  To the Knowledge of Company, there are no facts or conditions that would, in the aggregate, reasonably be expected to have a material and adverse effect on the transferability, ability to finance, ownership, leasing, use, development, occupancy or operation of any such real property.  Neither Company nor any Subsidiary thereof has received any written notice from any insurance company of any defects or inadequacies in any Company Leased Property or any part thereof that would reasonably be expected to materially and adversely affect the insurability of such property or the premiums for the insurance thereof, nor has any written notice been given by any insurer of any such property requesting the performance of any repairs, alterations or other work with which compliance has not been made.  There are no leases, subleases, licenses or agreements, written or oral, granting to any party or parties (other than Company or any of its Subsidiaries) the right of use or occupancy of any portion of the Company Leased Property.

(c)          Valid Title.  Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business that are material to Company and its Subsidiaries, taken as a whole, free and clear of any Liens, except for (i) Liens imposed by law in respect of obligations not yet due that are owed in respect of Taxes or (ii) Liens that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

2.14         Environmental Matters.

(a)           For purposes of this Agreement, the following terms have the meanings provided below.

(i)            “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the Environment (as defined in Section 2.14(a)(ii)) (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Materials (as defined in Section 2.14(b)).

(ii)           “Environment” means any surface water, ground water, drinking water supply, land surface or subsurface strata, or indoor or outdoor air.

(iii)          “Environmental Law” means any Legal Requirement or Permit relating to the Environment, occupational health and safety, or exposure of persons or property to Hazardous Materials, including any statute, regulation, administrative decision or order pertaining to: (A) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Hazardous Materials or documentation related to the foregoing; (B) air, water and noise pollution; (C) groundwater and soil contamination; (D) the Release, threatened Release, or accidental Release into the Environment, the workplace or other areas of Hazardous Materials, including emissions, discharges, injections, spills, escapes or dumping of Hazardous Materials; (E) transfer of interests in, or control of, real property which may be contaminated; (F) right-to-know disclosures with respect to Hazardous Materials; (G) the protection of wild life, marine life and wetlands, and endangered and threatened species; (H) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (I) health and safety of employees and other persons.

(b)          Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole, no amount of any substance, emission, or waste that has been designated by any Governmental Entity or by any applicable Environmental Law as radioactive, toxic, hazardous, biohazardous, or a danger to health, reproduction or the environment, or a pollutant or contaminant, including PCBs, friable asbestos, petroleum, urea-formaldehyde, oil, petroleum and petroleum products (including fractions thereof), including substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a solid or hazardous waste pursuant to the Resource Conservation and Recovery Act of 1976, as amended, or pursuant to analogous state or foreign Legal Requirements, but excluding office and janitorial supplies properly and safely maintained (a “Hazardous Material”), is present as a result of the actions of Company or any of its Subsidiaries, or, to the Knowledge of Company, as a result of any actions of any third party or otherwise, in, on or under any real property, including the land and the improvements, ground water and surface water thereof, that Company or any of its Subsidiaries currently owns, operates, occupies or leases.  Neither Company nor any Subsidiary thereof has any liabilities or obligations arising from the Release of any Hazardous Materials into the Environment, except for such liabilities or obligations, individually or in the aggregate, as have not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.

(c)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole, Company and its Subsidiaries are in compliance with and have at all times during the past five years complied with applicable Environmental Laws.

(d)          Company and its Subsidiaries hold all Permits issued under or pursuant to Environmental Laws that are required for the operation of the business of Company and its Subsidiaries as currently conducted, except for such Permits the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole (“Company Environmental Permits”).  No suspension or cancellation of any of the Company Environmental Permits is pending or, to the Knowledge of Company, threatened.  Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Environmental Permits.

(e)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole, no civil or criminal litigation, action, order, written notice of violation or claim or, to the Knowledge of Company, investigation, inquiry, information request or proceeding is pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries arising out of Environmental Laws, whether from a Governmental Entity, citizens group, Company Employee or third party.

(f)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole, neither Company nor any of its Subsidiaries has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Environmental Laws.

(g)          Company and its Subsidiaries are in compliance in all material respects with the European Directive 2002/96/EC on waste electrical and electronic equipment or European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment, and their respective implementing Legal Requirements.

(h)          Company and its Subsidiaries have made available to Parent all material environmental site assessments and audit reports prepared within the last five years and in their possession, custody or control relating to premises currently or previously owned or operated by Company or any Subsidiary thereof.

(i)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole, neither Company nor any of its Subsidiaries have any liability or obligation arising under any Environmental Law, whether arising under theories of contract, tort, negligence, successor or enterprise liability, strict liability, or other legal or equitable theory, including (i) any failure to comply with applicable Environmental Laws and (ii) any liabilities or obligations arising from the presence of, Release or threatened Release of, or exposure of persons or property to, Hazardous Materials.

(j)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole, no underground storage tanks are present in, on or under any real property, including the land and the improvements thereof, that Company or any Subsidiary thereof has at any time owned, operated, occupied or leased.

2.15         Contracts.

(a)           Material Contracts.  For purposes of this Agreement, “Company Material Contract” shall mean:

(i)            any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Company or its Subsidiaries;

(ii)           any employment, severance or consulting Contract or any written employment agreement providing for a guaranteed minimum term of employment, in each case, under which Company or any of its Subsidiaries may have continuing obligations as of the date hereof, with (A) any current or former executive officer or other employee of Company who earned or is expected to earn an annual base salary in excess of $200,000 during the fiscal year ended December 31, 2009 or the fiscal year ending December 31, 2010, respectively, or (B) any member of Company’s Board of Directors;

(iii)          any Contract or plan, including any stock plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv)          any agreement of indemnification or any guaranty under which Company or any of its Subsidiaries has continuing obligations as of the date hereof, other than any agreement of indemnification entered into in connection with the sale or license of hardware or software products (including CODECs) in the ordinary course of business;

(v)           any Contract containing any covenant (A) limiting the right of Company or any of its Subsidiaries to engage in any material line of business, to make use of any material Intellectual Property or to compete with any Person in any material line of business or geographic area, (B) granting exclusive rights, or (C) otherwise prohibiting Company or its Subsidiaries from selling, distributing or manufacturing any material products or services or purchasing or otherwise obtaining any material software, components, parts or subassemblies;

(vi)          any Contract relating to the disposition or acquisition by Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business;

(vii)         any Contract governing the terms of any material ownership or investments of Company or any of its Subsidiaries in any other Person or business enterprise other than Company’s Subsidiaries (other than short-term, liquid investments), or any Contract pursuant to which Company or its Subsidiaries has any material obligation or commitment (whether conditional or otherwise) to make any investment or acquire any ownership interest in any other Person or business enterprise other than Company’s Subsidiaries;

(viii)        any dealer, distributor, joint marketing or development agreement under which Company or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and that may not be canceled without penalty upon notice of 60 days or less, or any agreement pursuant to which Company or any of its Subsidiaries have continuing obligations to jointly develop any material Intellectual Property that will not be wholly owned by Company or any of its Subsidiaries and that may not be terminated without penalty upon notice of 60 days or less;

(ix)           any Contract to license any third party to manufacture or reproduce any products, services or technology of Company or its Subsidiaries or any Contract to sell or distribute any of such products, services or technology, except agreements with distributors or sales representatives in the ordinary course of business consistent with past practice and terminable without penalty upon notice of 60 days or less and substantially in the form previously provided to Parent;

(x)            any Contract containing any support, maintenance or service obligation on the part of Company or any of its Subsidiaries, which represents a value or liability in excess of $150,000 on an annual basis, other than (A) those obligations that are terminable by Company or any of its Subsidiaries on no more than 60 days notice without liability or financial obligation to Company or its Subsidiaries or (B) purchase orders with end-user customers entered into in the ordinary course of business consistent with past practice;

(xi)           any Contract for capital expenditures or the acquisition or construction of fixed assets that requires aggregate future payments in excess of $250,000;

(xii)          any dispute settlement agreement with continuing material obligations thereunder entered into within five years prior to the date of this Agreement;

(xiii)         any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business; or

(xiv)         any Contract the termination or breach of which, or the failure to obtain consent in respect of which, would reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.

(b)           Schedule.  Section 2.15(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Company Material Contracts to which Company or any of its Subsidiaries is a party or is bound by as of the date hereof and which are described in Sections 2.15(a)(i) through 2.15(a)(xiv) hereof other than those listed as an exhibit to Company’s most recent Annual Report on Form 10-K.

(c)           No Breach.  Each Company Material Contract is in full force and effect and is enforceable in accordance with its terms except to the extent it has previously expired in accordance with its terms and except as enforceability may be subject to the Bankruptcy and Equity Exception.  Except as set forth in Section 2.15(c) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is in violation of any provision of, or has failed to perform any act that, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, and, since January 1, 2008, neither Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract, in each case in such a manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages or other remedies, for any or all of such breaches, violations or defaults, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.  Except as set forth in Section 2.15(c) of the Company Disclosure Schedule, to the Knowledge of Company, no third party has violated any provision of, or committed or failed to perform any act that, with or without notice, lapse of time or both would constitute a material default under the provisions of, any Company Material Contract.  Company has not received any written notice or other communication, nor to the Knowledge of Company has there been an oral notice or communication to Company, from any customer or other party to a Company Material Contract  that such customer or other party expects to cease dealing with or materially reduce its orders from Company and its Subsidiaries.

2.16         Insurance.  Company maintains insurance policies covering Company, its Subsidiaries and their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, against such losses and risks and in such amounts as are customary for the businesses in which Company and its Subsidiaries are currently engaged.  Except as set forth in Section 2.16 of the Company Disclosure Schedule, as of the date hereof, such policies are in full force and effect, and, since January 1, 2008, none of Company or its Subsidiaries has received notice or other communication of cancellation or invalidation, or refusal of any coverage or rejection of any material claim under any insurance policy.  There is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, taken as a whole.  There is no pending workers’ compensation or other claim under or based upon any insurance policy of Company or its Subsidiaries involving an amount in excess of $100,000 in any individual case or $500,000 in aggregate.

2.17         Disclosure.  None of the information supplied or to be supplied by or on behalf of Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in connection with the First Merger (including amendments or supplements thereto) (the “Registration Statement”) will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  None of the information supplied or to be supplied by or on behalf of Company for inclusion or incorporation by reference in the joint proxy statement/prospectus to be filed with the SEC as part of the Registration Statement (the “Proxy Statement/Prospectus”) will, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of Parent and Company and at the time of the Parent and Company Stockholders’ Meetings (as defined in Section 5.2(a)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  If at any time before the Effective Time of the First Merger, Company obtains Knowledge of any event relating to Company or any of its affiliates, officers or directors that is required to be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Company shall promptly inform Parent.  Notwithstanding the foregoing, no representation or warranty is made by Company with respect to statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus about Parent supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

2.18         Board Approval.  The Board of Directors of Company has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, (a) determined that the First Merger is fair to, and in the best interests of, Company and its stockholders and declared this Agreement and the First Merger to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the First Merger, (c) recommended that the stockholders of Company adopt this Agreement, and (d) subject to Sections 5.2 and 5.3, directed that the adoption of this Agreement be submitted to Company’s stockholders at the Stockholders’ Meeting of Company.

2.19         Opinion of Financial Advisor.  Company’s Board of Directors has received an opinion from Oppenheimer & Co. Inc. to the effect that, as of the date of such opinion, the Merger Consideration to be received in the First Merger  by the holders of Company Common Stock, other than Company, Parent, Merger Subs and their respective affiliates, is fair, from a financial point of view, to such holders.  A signed copy of such opinion will be provided to Parent solely for informational purposes as promptly as practicable following receipt thereof by Company.

2.20         Takeover Statutes.  The Board of Directors of Company has taken all necessary actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203), and any other similar Legal Requirement, shall not apply to the execution, delivery or performance of this Agreement, the Company Stockholder Voting Agreements or the consummation of the First Merger or the other transactions contemplated by this Agreement and the Company Stockholder Voting Agreements.

2.21         Rights Plan.  Neither Company nor any of its Subsidiaries has in effect a stockholder rights plan or “poison pill.”

2.22         Shell Company Status.  Company is not a “shell company” as that term is defined in Rule 405 promulgated under the Securities Act.

2.23         Privacy/Data Protection.

(a)           Company and its Subsidiaries have used commercially reasonable efforts to (i) make all disclosures to, and obtain all necessary consents from, users, customers and workers (i.e., employees, independent contractors and temporary employees) of Company and its Subsidiaries required by applicable law relating to privacy and data security and (ii) file registrations as required with the applicable data protection authority.  Company and its Subsidiaries also have ensured that each of them has complied with any cross-border limitation relating to the transfer of Personal Information (as defined below).  Company and its Subsidiaries have posted a privacy policy governing its use of data and disclaimers of liability on their web sites, and have complied at all times in all respects with such privacy policy, any public statements made by any of them regarding its privacy practices and all other rules, policies and procedures established from time to time by any of them with respect to Personal Information.  Such posted privacy policies cover all of the activities in which Company or its Subsidiaries are engaged including the placement of cookies, the tracking of user activity on a website and the creation of profiles of users; and Company and its Subsidiaries comply with all requests from users, customers and workers to opt-out of the collection, use or disclosure of Personal Information as required by applicable law.  As used in this Agreement, “Personal Information” means any information that (alone or in combination with other information held by a Person) can be used to identify a specific individual, including without limitation such individual’s name, address, telephone number, fax number, email address or credit card number.

(b)           There is no action or claim pending, asserted or, to the knowledge of Company, threatened or anticipated against Company or any of its Subsidiaries alleging a violation of privacy, data protection, data security or confidentiality obligations under any applicable Legal Requirements, and no valid basis exists for any such action or claim.  The negotiation, execution and consummation of the transactions contemplated by this Agreement, and any disclosure and/or transfer of information, including Personal Information, in connection therewith, will not breach or otherwise cause any violation of any such Legal Requirements relating to privacy, data protection, data security or the collection, use or maintenance of Personal Information relating to users, customers or workers.  With respect to all Personal Information gathered or accessed in the course of operations of Company and its Subsidiaries, Company and its Subsidiaries have at all times taken all reasonable measures consistent with industry best practices to ensure that such data is protected against loss and unauthorized access, use, modification, disclosure or other misuse, and there has been no unauthorized access to or other misuse, either suspected or actual, of such data.

2.24         No Other Representations and Warranties.  Except for the representations and warranties contained in Article III, and any certificate delivered by Parent or Merger Subs in connection with Closing, Company acknowledges and agrees that none of Parent, Merger Subs or any other Person on behalf of Parent or Merger Subs makes, nor has Company relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or Merger Subs or with respect to any other information provided to or made available to Company in connection with the transactions contemplated hereunder.  Except as provided in Section 5.10, neither Parent, Merger Subs nor any other Person will have or be subject to any liability or indemnification obligation to Company or any other Person resulting from the distribution to Company, or Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Company in certain data rooms or management presentations in expectation of the transactions contemplated in this Agreement, unless any such information is expressly included in a representation or warranty contained in Article III or in the corresponding section of the Parent Disclosure Schedule.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as disclosed in the Parent Designated SEC Reports (as defined in Section 8.3(f)) or as set forth in the disclosure schedule delivered by Parent and Merger Subs to Company dated as of the date hereof (the “Parent Disclosure Schedule”), Parent and Merger Subs represent and warrant to Company as follows:

3.1           Organization; Standing; Charter Documents; Subsidiaries.

(a)           Organization; Standing and Power.  Parent and each of its Subsidiaries (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except to the extent such concepts are not recognized or applicable under the laws of the jurisdiction in which any such entity is organized), (ii) has the requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner in which its assets are currently owned, leased and operated and to carry on its business as now being conducted and to perform its obligations under all Contracts by which it is bound and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary other than in such jurisdictions where the failure to be so organized, existing and in good standing or so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.

(b)          Charter Documents.  Parent has delivered or made available to Company true, complete and correct copies of (i) the articles of incorporation (including any certificate of designations) and bylaws of Parent, each as amended to date (collectively, the “Parent Charter Documents”) and (ii) the Subsidiary Charter Documents of each of its Significant Subsidiaries, and each such instrument is in full force and effect.  Parent is not in violation of any of the provisions of the Parent Charter Documents and each Subsidiary of Parent is not in violation of its respective Subsidiary Charter Documents.  Parent has delivered or made available to Company, true, complete and correct copies of (x) the charters of all committees of Parent’s Board of Directors and (y) any code of conduct, corporate governance policies or principles, related party transaction policy, stock ownership guidelines, whistleblower policy, disclosure committee charter or similar codes, policies, or guidelines adopted by Parent.

(c)           Minutes.  Parent has made available to Company and its representatives true, complete and correct copies of the minutes of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of Parent held since January 1, 2008.

(d)          Subsidiaries.  Section 3.1(d) of the Parent Disclosure Schedule lists each Subsidiary of Parent, indicates each Significant Subsidiary of Parent and identifies the jurisdiction of organization for each Subsidiary.  All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and, where applicable as a legal concept, nonassessable and are owned by Parent, a wholly owned Subsidiary of Parent, or Parent and another wholly owned Subsidiary of Parent, free and clear of Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws.  Other than the Subsidiaries of Parent, Parent does not own, directly or indirectly, any securities or capital stock of, or other equity or voting interests of any nature in, any other Person.  Parent has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person.

3.2           Capital Structure.

(a)           Capital Stock.  The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock and (ii) 10,000,000 shares of preferred stock, no par value (the “Parent Preferred Stock”).  At the close of business on the Reference Date, 30,636,131 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding.  No shares of Parent Common Stock or rights to acquire shares of Parent Common Stock are owned or held by any Subsidiary of Parent.  All of the outstanding shares of capital stock of Parent and all shares of capital stock of Parent that may be issued as contemplated or permitted by this Agreement are duly authorized and are or will be, when issued, validly issued, fully paid and nonassessable and not subject to any preemptive rights, rights of repurchase or forfeiture, right of participation, right of maintenance or any similar right.

(b)           Parent Restricted Stock Units.  As of the close of business on the Reference Date: (i) 134,959 shares of Parent Common Stock (including any amounts in cash measured by the value of a number of shares of Parent Common Stock) were subject to issuance as a result of issued and outstanding Parent Restricted Stock Units.  For purposes of this Agreement, “Parent Restricted Stock Unit” shall mean all restricted stock units and rights to receive shares of Parent Common Stock or an amount in cash measured by the value of a number of shares of Parent Common Stock.

(c)           Stock Options.  As of the close of business on the Reference Date: (i) 5,605,165 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options (as defined below) to purchase Parent Common Stock under the applicable Parent Benefit Plans (as defined in Section 3.12(a)(i)) that are stock plans as set forth in Section 3.12(b) of the Parent Disclosure Schedule (the “Parent Stock Plans”) (equity or other equity-based awards, whether payable in cash, shares or otherwise, granted under or pursuant to the Parent Stock Plans, other than Parent Restricted Stock Units, are referred to in this Agreement as “Parent Options”) and (ii) 1,866,800 shares of Parent Common Stock are reserved for future issuance under the Parent Stock Plans.  All shares of Parent Common Stock subject to issuance under the applicable Parent Benefit Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issued, are duly authorized and will be validly issued, fully paid and nonassessable.  Except as determined in connection with Parent’s voluntary stock option review described in the Parent SEC Reports (as defined in Section 3.4(a)), all grants of Parent Options were validly issued and properly approved by the Board of Directors of Parent (or a duly authorized committee or subcommittee thereof) in material compliance with the terms of the applicable Parent Benefit Plan and all applicable Legal Requirements and recorded on the Parent Financials (as defined in Section 3.4(b)) in accordance with GAAP. Each Parent Option currently intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, and the per share exercise price of each Parent Option is not less than the fair market value of a share of Parent Common Stock on the applicable date of grant.  As of the Reference Date, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights or equity based awards with respect to Parent other than as set forth in Sections 3.2(b) and (c) of the Parent Disclosure Schedule.

(d)           Other Securities.  Except as otherwise set forth in this Section 3.2 and Section 3.2(d) of the Parent Disclosure Schedule, as of the Reference Date, there are no securities, subscriptions, options, warrants, calls, rights (whether or not currently exercisable) or Contracts to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue (including on a deferred basis), deliver or sell, or cause to be issued, delivered or sold, or otherwise granting Parent or any of its Subsidiaries the right to have a third party issue, deliver or sell to Parent or any of its Subsidiaries, additional shares of capital stock or other voting securities of Parent or any of its Subsidiaries, or obligating Parent or any of its Subsidiaries to issue, grant, extend or enter into any such security, warrant, call, right or Contract.  There is no condition or circumstance that would reasonably be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries.

(e)           Legal Requirements; No Repurchase or Disposition Obligations.  All outstanding shares of Parent Common Stock, all outstanding Parent Options, all outstanding Parent Restricted Stock Units and all outstanding shares of capital stock of each Subsidiary of Parent have been issued and granted in material compliance with, except as determined in connection with Parent’s voluntary stock option review described in the Parent SEC Reports, (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts and no such issuance or grant involved any “back-dating” or similar practices with respect to the effective date of grant (whether intentionally or otherwise).  Except for shares subject to Parent Restricted Stock Units, as of the Reference Date, there are not any outstanding Contracts of Parent or any of its Subsidiaries to (A) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, Parent or any of its Subsidiaries or (B) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries.  Parent and its Subsidiaries have not entered into any swaps, caps, collars, floors or other derivative contracts or securities relating to interest rates, equity securities, debt securities or commodities.  Neither Parent nor any of its Subsidiaries is a party to any voting agreements, irrevocable proxies, voting trusts, registration rights agreements or other voting arrangements with respect to shares of the capital stock of, or other equity or voting interests in, Parent or any of its Subsidiaries.

(f)           No Changes.  Since the Reference Date, there has been no change in (i) the outstanding capital stock of Parent, (ii) the number of Parent Options outstanding, (iii) the number of shares subject to Parent Restricted Stock Units or (iv) the number of other options, warrants or other rights to purchase capital stock of Parent, other than (A) pursuant to the exercise, vesting or settlement of Parent Options or Parent Restricted Stock Units outstanding as of the Reference Date, issued pursuant to Parent Stock Plans, or (B) repurchases from Parent Employees (as defined in Section 3.12(a)(ii)) following termination of employment pursuant to the terms of applicable pre-existing stock option, restricted stock unit or purchase Contracts.

(g)          Merger Sub I Capital Stock.  The authorized capital stock of Merger Sub I consists of 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding.  Parent is the sole stockholder of Merger Sub I and is the legal and beneficial owner of all 1,000 issued and outstanding shares.  Merger Sub I was formed solely for purposes of effecting the First Merger and the other transactions contemplated hereby.  Except as contemplated by this Agreement, Merger Sub I does not hold, nor has it held, any material assets or incurred any material liabilities nor has Merger Sub I carried on any business activities other than in connection with the First Merger and the transactions contemplated by this Agreement.  All of the outstanding shares of capital stock of Merger Sub I have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.

(h)          Merger Sub II.  Parent is the sole member of Merger Sub II, and at the Effective Time of the Second Merger will be the sole member of Merger Sub II, and there are (i) no other equity interests or voting securities of Merger Sub II, (ii) no securities of Merger Sub II convertible into or exchangeable for membership units or voting securities of Merger Sub II and (iii) no options or other rights to acquire from Merger Sub II, and no obligations of Merger Sub II to issue, any membership units, voting securities or securities convertible into or exchangeable for membership units or voting securities of Merger Sub II.  Merger Sub II was formed solely for purposes of effecting the Second Merger and the other transactions contemplated hereby.  Except as contemplated by this Agreement, Merger Sub II does not hold, nor has it held, any material assets or incurred any material liabilities nor has Merger Sub II carried on any business activities other than in connection with the Second Merger and the transactions contemplated by this Agreement.

3.3           Authority; Non-Contravention; Necessary Consents.

(a)           Authority.  Parent and each Merger Sub has all requisite corporate or limited liability power and authority to enter into this Agreement and, subject to obtaining the approval of Parent’s stockholders as set forth in Section 6.1(a) hereof, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Parent and the Merger Subs and the consummation by Parent and the Merger Subs of the transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company action on the part of Parent and Merger Subs and no other corporate or other proceedings on the part of Parent or Merger Subs are necessary to authorize the execution and delivery of this Agreement or to consummate the Transaction, including the Share Issuance and the other transactions contemplated hereby, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub I and the sole member of Merger Sub II (which shall occur promptly after the execution and delivery of this Agreement), and the approval by Parent’s shareholders of the First Merger and the Share Issuance.  The affirmative vote of holders of a majority of the outstanding shares of Parent Common Stock, which are entitled to one vote per share, is the only vote of the holders of any class or series of Parent capital stock or other securities necessary to approve and consummate the Transaction and the other transactions contemplated hereby, including the Share Issuance.  There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.  This Agreement has been duly executed and delivered by Parent and Merger Subs and, assuming due execution and delivery by Company, constitutes a valid and binding obligation of Parent and Merger Subs, enforceable against Parent and Merger Subs in accordance with its terms, except that such enforceability may be limited by the Bankruptcy and Equity Exception.

(b)          Non–Contravention.  The execution and delivery of this Agreement by Parent and Merger Subs do not, and performance of this Agreement and consummation of the transactions contemplated by this Agreement by Parent and Merger Subs will not: (i) conflict with or violate any provision of any of the Parent Charter Documents or the certificate of incorporation or bylaws or certificate of formation of Merger Subs or any Subsidiary Charter Documents of any other Subsidiary of Parent, (ii) subject to the approvals contemplated in Section 5.2 and compliance with the requirements set forth in or disclosed pursuant to Sections 3.3(a) and 3.3(c) and the applicable provisions of the DGCL, CCC, DLCA, the HSR Act, if applicable, any applicable foreign anti-trust Legal Requirements and the listing requirements of Nasdaq, conflict with or violate any material Legal Requirement applicable to Parent, Merger Subs or any of Parent’s other Subsidiaries or by which Parent, Merger Sub or any of Parent’s other Subsidiaries or any of their respective properties is bound or affected, (iii) conflict with or violate any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Permit or any right under any Contract with any Governmental Entity that is held by Parent or any of its Subsidiaries or that otherwise relates to the business or assets of Parent or its Subsidiaries or (iv) subject to obtaining the consents set forth in Section 3.3(c) of the Parent Disclosure Schedule, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any of its Subsidiaries or result in, or increase the likelihood of, the disclosure or delivery to any escrow holder or other Person of any Parent IP (as defined in Section 3.7(a)(i)), or the transfer of any material asset of Parent to any Person pursuant to, any Parent Material Contract (as defined in Section 3.15(a)), except, in the case of clauses (ii) and (iii) above, for any such conflicts, breaches, defaults, impairments, alterations, rights of termination, amendments, acceleration or cancellation, Liens or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.

(c)           Necessary Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent in connection with the execution, delivery and performance of this Agreement or the consummation of the First Merger and other transactions contemplated hereby, except for: (i) the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, and the effectiveness of the Registration Statement in accordance with the Securities Act, (iii) the filing of such reports, schedules or materials under Section 13 or Rule 14a-12 under the Exchange Act and materials under Rule 165 and Rule 145 under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby and thereby, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the HSR Act, and the comparable laws of any foreign country reasonably determined by the parties to be required, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required by Nasdaq, (vi)  such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, and (vii) such other consents, clearances, authorizations, filings, approvals, orders, declarations and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.  The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (vii) are referred to herein as the “Parent Necessary Consents” and together with the Company Necessary Consents are referred to as the “Necessary Consents.”

3.4           SEC Filings; Financial Statements.

(a)           SEC Filings.  Parent has filed all required registration statements, proxy statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since April 1, 2008.  Parent has made available to Company all such registration statements, proxy statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database.  All such required registration statements, proxy statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Parent SEC Reports.” As of their respective dates, the Parent SEC Reports complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports.  All Parent SEC Reports (x) were filed on a timely basis (subject to compliance with Rule 12b-25 under the Exchange Act), (y) at the time filed, were prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (z) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of Parent’s Subsidiaries is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.  Parent has heretofore made available to Company true, complete and correct copies of all exhibits filed and all material correspondence with the SEC since April 1, 2008 that are not publicly available through the SEC’s EDGAR database.  As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Parent SEC Reports.

(b)          Financial Statements.  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (as amended), including any Parent SEC Reports filed after the date hereof until the Closing (the “Parent Financials”), as of their respective dates: (i) complied or when filed will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing, (ii) was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor forms under the Exchange Act), and (iii) fairly presented or will fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC which were not, or are not expected to be, material in amount or effect).  The balance sheet of Parent as of December 31, 2009, contained in the Parent SEC Reports is hereinafter referred to as the “Parent Balance Sheet.”  Neither Parent nor any of its Subsidiaries is a party to, has been a party to since January 1, 2008, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S K promulgated by the SEC).

(c)           No Undisclosed Liabilities.  There are no liabilities of Parent or its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined or otherwise, other than:

(i)            liabilities disclosed or provided for in the Parent Balance Sheet or in the notes thereto;

(ii)           liabilities incurred in the ordinary course of business since the date of the Parent Balance Sheet;

(iii)          liabilities for performance of obligations of Parent and its Subsidiaries pursuant to the express terms of Parent Contracts;

(iv)          liabilities arising, or expressly permitted to be incurred, under this Agreement (including legal and accounting fees, filing fees, and other transactional expenses resulting from the transactions contemplated by this Agreement);

(v)           liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole; and

(vi)          liabilities that have been disclosed in Section 3.4(c) of the Parent Disclosure Schedule.

(d)          Internal Controls and Procedures.  Parent maintains, and at all times since April 1, 2008 has maintained, disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act.  Parent’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC.  Parent has delivered or made available to Company accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.  Parent is, and has been at all times since June 17, 2008 in compliance in all material respects with the applicable listing requirements of Nasdaq and has not received any notice since that date asserting any non-compliance with the listing requirements of Nasdaq.  The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC.  Parent and each of its Subsidiaries maintains, and at all times since April 1, 2008 has maintained, a system of internal control over financial reporting, which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Parent Financials) for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and the Board of Directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the financial statements of Parent and its Subsidiaries.  Parent has delivered or made available to Company accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.  Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended March 31, 2009, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Parent maintained effective internal control over financial reporting as of March 31, 2009.  Parent’s management is completing its assessment of the effectiveness of Parent’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended March 31, 2010, and Parent has no reason to believe that upon completion of such assessment Parent will not be able to conclude that such controls were effective and that Parent’s independent registered accountant will not be able to issue an attestation report concluding that Parent maintained effective internal control over financial reporting as of March 31, 2010.  To the Knowledge of Parent, since April 1, 2008, neither Parent nor any of its Subsidiaries (including any Parent Employee), nor Parent’s independent auditors, has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Parent and its Subsidiaries, (B) any illegal act or fraud, whether or not material, that involves Parent’s management or other Parent Employees, or (C) any claim or allegation regarding any of the foregoing.  In connection with the periods covered by the Parent Financials, Parent has disclosed to Company all deficiencies and weaknesses identified in writing by Parent or Parent’s independent auditors (whether current or former) in the design or operation of internal controls over financial reporting utilized by Parent and its Subsidiaries.

(e)           Sarbanes-Oxley Act; Nasdaq.  Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(f)           Independent Auditors.  BDO Seidman, LLP, Parent’s auditors for the fiscal years ended March 31, 2008 and 2009, was at all time during its engagement by Parent, and Armanino McKenna LLP, Parent’s current auditors, is and has been at all times since its engagement by Parent, (x) “independent” with respect to Parent within the meaning of Regulation S-X promulgated by the SEC and (y) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.  All non-audit services performed by Parent’s auditors for Parent or its Subsidiaries that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

3.5           Absence of Certain Changes or Events.  Since the date of the Parent Balance Sheet, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and, since such date through the date hereof, there has not been (i) any change, event, circumstance, development or effect that individually or in the aggregate has had, or would reasonably be expected to have, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole; or (ii) any other action or event that would have required the consent of Company pursuant to Section 4.2 of this Agreement had such action or event occurred after the date of this Agreement.

3.6           Taxes.

(a)           Parent and each of its Subsidiaries have properly filed on a timely basis all material Tax Returns that they were required to file, and all such Tax Returns were true, complete and correct in all material respects.  Each of Parent and its Subsidiaries has paid on a timely basis all material Taxes that were due and payable.  The most recent financial statements contained in the Parent SEC Reports reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by Parent and its Subsidiaries through the date of such financial statements and all unpaid Taxes of Parent and each of its Subsidiaries for all tax periods commencing after the date of such financial statements arose in the ordinary course of business consistent with past practice.  No material deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of Parent, proposed, against Parent or any of its Subsidiaries, and, except as set forth in Section 3.6(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax which waiver or extension remains in effect.

(b)          Except as set forth in Section 3.6(a) of the Parent Disclosure Schedule, Parent and each of its Subsidiaries have timely paid or withheld with respect to their employees (and paid over any amounts withheld to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld and material to Parent and its Subsidiaries taken as a whole.

(c)           No audit or other examination of any material Tax Return of Parent or any of its Subsidiaries is in progress as of the date hereof, nor has Parent or any of its Subsidiaries been notified in writing as of the date hereof of any request for such an audit or other examination.

(d)          Parent has made available (for this purpose in the Parent electronic data room or otherwise) to Company copies of all material Tax Returns for Parent and each of its Subsidiaries filed for all periods beginning April 1, 2006 or later.

(e)           Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the First Merger and the Second Merger.

(f)           Neither Parent nor any of its Subsidiaries has engaged in or is currently engaged in a “reportable transaction,” as set forth in Treasury Regulations section 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulations section 1.6011-4(b)(2).

(g)          Neither Parent nor any of its Subsidiaries has taken any action or has failed to take any action or has Knowledge of any fact, agreement, plan or other circumstance that would cause the First Merger and the Second Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

(h)          There is no Contract, plan or arrangement to which Parent or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of Parent or any of its Subsidiaries, that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code.

(i)           Neither Parent nor any of its Subsidiaries (A) has any actual or potential liability under Treasury Regulations section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than Parent or any of its Subsidiaries, or (B) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(j)           Neither Parent nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code, determined without regard to Section 280G(b)(4)(B) of the Code.  There is no Contract, plan or arrangement to which Parent or any ERISA Affiliate thereof is a party or by which it is bound to compensate any Parent Employee for excise taxes paid pursuant to Section 4999 of the Code.  There are no persons who Parent reasonably believes are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

3.7           Intellectual Property.

(a)           Definitions.  For the purposes of this Agreement, the following terms have the following meanings:

(i)            “Parent IP” shall mean any Intellectual Property owned by Parent or any of its Subsidiaries and material to the conduct of the business of Parent and its Subsidiaries, taken as a whole.

(ii)           “Parent IP Contract” shall mean any Contract to which Parent or any of its Subsidiaries is a party with respect to the grant of any license or ownership interest in any Parent IP (other than “shrink wrap” and similar widely available commercial end-user licenses).

(iii)          “Parent Licensed IP” shall mean any Intellectual Property licensed by Parent or any of its Subsidiaries from a third party and material to the conduct of the business of Parent and its Subsidiaries, taken as a whole.

(iv)          “Parent Products” shall mean all products or service offerings of Parent that, since January 1, 2008, have been marketed, sold or distributed, or that Parent currently intends to market, sell or distribute, including any products or service offerings currently under development.

(v)           “Parent Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, Parent or any of its Subsidiaries and material to the conduct of the business of Parent and its Subsidiaries, taken as a whole.

(vi)          “Parent Third Party IP Contract” shall mean all contracts pursuant to which a third party has licensed any Parent Licensed IP to Parent or its Subsidiaries.

(b)          Parent Intellectual Property.

(i)           Generally.  Parent and its Subsidiaries own and possess, or have the right to use pursuant to valid and enforceable Contracts, all material Intellectual Property used and/or necessary for the operation of the business of Company and its Subsidiaries as presently conducted, including in the design, development, manufacture, use, import and sale of Company Products.  Each item of Intellectual Property owned or used by Parent or any of its Subsidiaries immediately prior to the Closing hereunder and material to the business of Parent and its Subsidiaries, taken as a whole, will be owned or available for use by Parent and its Subsidiaries on materially identical terms and conditions immediately subsequent to the Closing hereunder.

(ii)           Registered Intellectual Property; Proceedings.  Section 3.7(b)(ii) of the Parent Disclosure Schedule contains a complete and accurate list of (i) all material Parent Registered Intellectual Property and specifies, where applicable, (A) the jurisdictions in which each such item of Parent Registered Intellectual Property has been issued or registered, (B) the filing and/or issue dates and (C) the corresponding application and registration numbers and similar identifiers.  Except as set forth in Section 3.7(b)(ii) of the Parent Disclosure Schedule, no proceedings or actions of any nature (including any interferences, oppositions, reissues or reexaminations) are, or since January 1, 2008 have been, pending or, to the Knowledge of Parent, threatened, before any court or tribunal (including the PTO) or equivalent authority anywhere else in the world) related to any Parent Registered Intellectual Property, including in which the scope, validity or enforceability of any material Parent Registered Intellectual Property is being, or could reasonably be expected to be, contested or challenged.

(iii)          Registration.  To the Knowledge of Parent, each item of Parent Registered Intellectual Property that is material to the business of Parent or its Subsidiaries (A) is valid, subsisting and enforceable except where the absence of such validity, subsistence or enforceability  has not had and would not reasonably be expected to have a Material Adverse Effect and (B) has not been abandoned or passed into public domain.  All necessary registration, maintenance and renewal fees in connection with each item of Parent Registered Intellectual property have been paid and all necessary documents and certificates in connection with such Parent Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United Sates or foreign jurisdictions, as the case may be (including the PTO and the U.S. Copyright Office), for the purposes of maintaining such Parent Registered Intellectual Property.

(iv)         Intellectual Property Contracts.  Neither Parent nor any of its Subsidiaries is in material breach of any Parent IP Contracts or any Parent Third Party IP Contracts (other than “shrink wrap” and similar widely available commercial end-user licenses) and, to Parent’s Knowledge, no other party has materially failed to perform under any of the Parent IP Contracts or Parent Third Party IP Contracts.  Section 3.7(b)(iv) of the Parent Disclosure Schedule contains a complete and accurate list of all material Parent Third Party IP Contracts and all material Parent IP Contracts.

(c)          Ownership.

(i)            No Parent IP is as of the date hereof subject to any legal proceeding or outstanding legal decree, order, judgment or stipulation restricting in any material manner, the use, transfer, or licensing thereof by Parent or any of its Subsidiaries.

(ii)           Parent and/or its Subsidiaries owns each item of Parent IP free and clear of any Lien (other than pursuant to licenses to consumer end users or other customers granted in the ordinary course of business of Parent and/or its Subsidiaries).

(d)          Non-Infringement.  To the Knowledge of Parent, (i) the design, development, manufacture, use, import, sale and licensing of Parent Products, or the conduct of the business of Parent and/or its Subsidiaries, does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction; (ii) there are no claims pending, nor since January 1, 2008, has any claim been made or threatened in writing against Parent, claiming that any of the Parent Products, or the conduct of the business of Parent and/or its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property of any third party.  Except as set forth in Section 3.7(d) of the Parent Disclosure Schedule, neither Parent, nor any of its Subsidiaries, has received any charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or violation (including any claim that Parent or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party), and Parent is not aware of any facts that would indicate a likelihood of the foregoing.

(e)           Intellectual Property Contracts.

(i)            To the Knowledge of Parent, each Parent Third Party IP Contract is legal, valid, binding, enforceable, in full force and effect and, except as set forth in Section 3.7(e)(i) of the Parent Disclosure Schedule, fully paid (and not subject to the payment of any fees, royalties or other payments).  Neither Parent, nor any of its Subsidiaries, has received any notice that any Parent Licensed IP is subject to any outstanding injunction, judgment, order, decree, ruling or charge.

(ii)           Neither this Agreement nor the consummation of the transactions contemplated by this Agreement will automatically result in the breach, modification, cancellation, termination or suspension of any Parent Third Party IP Contract.

(iii)          Neither this Agreement nor the transactions contemplated by this Agreement will result in (A) any third party being automatically granted rights, license, interest or access to, or the placement in or release from escrow, of any Parent IP, (B) Parent or any of its Subsidiaries automatically granting to any third party any right in any Parent IP, or (C) a loss of or Lien on any Parent IP or (D) Parent or any of its Subsidiaries automatically being obligated contractually to pay any material royalties or other material amounts to any third party in excess of those payable in the ordinary course of business by Parent or its Subsidiaries prior to the Closing.

(iv)         None of Parent or its Subsidiaries has transferred title to, or granted any exclusive license with respect to, any material Company IP.

(f)           Third-Party Infringement.  As of the date hereof, there are no legal proceedings or written threats of legal proceedings in which Parent or its Subsidiaries have alleged the misappropriation or infringement of Parent IP.  To the Knowledge of Parent, no third party is infringing, violating or misappropriating or has infringed, violated or misappropriated in any material respect any of the Parent IP.

(g)          Trade Secret Protection.  With respect to Parent IP, Parent and each of its Subsidiaries have taken commercially reasonable steps to protect the rights of Parent and its Subsidiaries in Parent’s and its Subsidiaries’ confidential information and trade secrets and any trade secrets or confidential information of third parties provided to Parent or any of its Subsidiaries under an obligation of confidentiality.

(h)          Protection of Parent IP.  To the Knowledge of Parent, Parent and its Subsidiaries have taken all necessary and reasonable actions to maintain and protect all of the Parent IP. Without limiting the generality of the foregoing:

(i)            Parent and its Subsidiaries have secured from their employees and third party contractors who have created any portion of, or otherwise have any rights in or to, Parent IP valid and enforceable written confidentiality agreements relating to, and assignments of, any such work, invention, improvement or other rights, and no such employee or independent contractor has retained or been granted back any rights in or to such work, invention, improvement or other rights.

(ii)           to the Knowledge of Parent, no employee or independent contractor of Parent or any of its Subsidiaries is in breach of any Contract with any former employer or other Person concerning Intellectual Property or confidentiality;

(iii)          no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution have been or are being, or are expected to be, used, directly or indirectly, to develop or create, in whole or in part, any Parent IP or Parent Products;

(iv)          Parent and its Subsidiaries have taken reasonable measures to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary and confidential information included in the Parent IP; and

(v)           Parent is not now and has never been a member of, or a contributor to, any industry standards body or similar organization that obligates Parent or any of its Subsidiaries to grant or offer to any other Person any license or right to any Parent IP, other than grants of reasonable and non discriminatory (“RAND”) licenses.

(i)           Source Code.  Parent and its Subsidiaries own and possess source code for all Parent Product software owned or purported to be owned by Parent.  Except as set forth in Section 3.7(i) of the Parent Disclosure Schedule, no source code for any Parent Product included in the Parent IP has been delivered, licensed or made available by Parent, any of its Subsidiaries or any of their authorized licensees or designees outside the ordinary course of business to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or consultant of Parent.  Neither Parent, nor any of its Subsidiaries, is under any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Parent Product included in the Parent IP to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or consultant of Parent.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure pursuant to an arrangement or obligation described above of any source code for any Parent Product included in the Parent IP to any other Person who is not, as of the date of this Agreement, an employee or consultant of Parent.

(j)           Bug, Defects or Errors.  To the Knowledge of Parent, no Parent Product commercially distributed or supported by Parent or any of its Subsidiaries in the two-year period prior to the date of the Agreement, contains any bug, defect or error that materially and adversely affects the use, functionality or performance of any such Parent Product or system containing or used in conjunction with Parent Products.

3.8         Compliance; Permits.

(a)           Compliance.  Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries is, or at any time since January 1, 2008 has been, in conflict with, or in default or in violation of, (i) any Legal Requirement applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, or (ii) any Contract or Permit to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective businesses or properties is bound or affected.  To the Knowledge of Parent, no material investigation or review by any Governmental Entity is pending or has been threatened against Parent or any of its Subsidiaries.  There is no material judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting or materially impairing (A) any business practices of Parent and its Subsidiaries, taken as a whole, or (B) the conduct of business by Parent and its Subsidiaries as currently conducted.

(b)           Permits.  Parent and its Subsidiaries hold all Permits that are required for the operation of the business of Parent and its Subsidiaries as currently conducted, other than Permits the absence of which would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (collectively, “Parent Permits” other than Parent Environmental Permits (as defined in Section 3.14(c)), which are covered exclusively under Section 3.14).  No suspension or cancellation of any of Parent Permits is pending or, to the Knowledge of Parent, threatened.  Parent and its Subsidiaries are, and have been at all times since January 1, 2008, in compliance in all material respects with the terms of the Parent Permits.

(c)           Foreign Corrupt Practices Act; Export Control Laws.  Neither Parent nor any of its Subsidiaries (including any of their respective officers or directors) has taken any action that would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder or any similar Legal Requirement relating to bribery or improper influence, except for any such violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.  Parent and each of its Subsidiaries is currently conducting, and have at all times since their inception conducted, their respective businesses in compliance in all material respects with and not in violation of any export control Legal Requirement, trade embargo or the anti-boycott provisions of any applicable Legal Requirements.

3.9           Litigation.  There are no claims, suits, actions or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries before any court, Governmental Entity, or any arbitrator (a) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with the consummation of the transactions contemplated hereby or (b) that either individually or in the aggregate with all claims, suits, actions or proceedings, have had or would reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.  To the Knowledge of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a reasonable basis for the commencement of any claim or proceeding or the type described in clause “(a)” or clause “(b)” of the first sentence of this Section 3.9.

3.10         Brokers’ and Finders’ Fees.  Except for fees payable to Jefferies & Company, Inc. pursuant to an engagement letter dated May 29, 2010, no agent, broker, investment banker, financial advisor or other firm or Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any transaction contemplated hereby based upon arrangements made by or on behalf of Parent.

3.11         Transactions with Affiliates.  Except as set forth in the Designated Parent SEC Reports, since the date of Parent’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.12         Employee Benefit Plans and Labor Matters.

  (a)         Definitions.

(i)           “Parent Benefit Plan” shall mean each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, and any other material plan, program, policy, practice, Contract, or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, which is maintained, contributed to, or required to be contributed to, by Parent or any ERISA Affiliate thereof for the benefit of two or more Parent Employees, or with respect to which Parent or any ERISA Affiliate thereof has any liability or obligation.

(ii)           “Parent Employee” shall mean any current or former or retired employee, consultant or director of Parent or any ERISA Affiliate.

(iii)           “Parent Employee Agreement” shall mean (A) each management, employment, severance, retention, stay bonus, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract between Parent or any ERISA Affiliate and any current, former or retired executive officer or director of Parent and (B) each management, employment, severance, retention, stay bonus, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract between Parent or any ERISA Affiliate and any Parent Employee, other than a current, former or retired executive officer or director of Parent, that is material either individually or in the aggregate with all such similar Contracts.

(b)           Schedule.  Section 3.12(b) of the Parent Disclosure Schedule contains a true, complete and correct list of each Parent Benefit Plan, each Parent Employee Agreement and each of Parent’s ERISA Affiliates.  Neither Parent nor any ERISA Affiliate has any plan or commitment to establish, adopt or enter into any new Parent Benefit Plan or Parent Employee Agreement or to modify any Parent Benefit Plan or Parent Employee Agreement (except to the extent required by Legal Requirements or to conform any such Parent Benefit Plan or Parent Employee Agreement to any applicable Legal Requirements, or as required by this Agreement) that would reasonably be expected to result in material liability to Parent and its ERISA Affiliates, taken as a whole.

(c)           Documents.  Parent has provided or made available to Parent correct and complete copies of: (i) all documents embodying each Parent Benefit Plan and each Parent Employee Agreement required to be disclosed pursuant to Section 3.12(b) above including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each such Parent Benefit Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Parent Benefit Plan; (iii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Parent Benefit Plan; (iv) if any Parent Benefit Plan is funded, the most recent annual and periodic accounting of Parent Benefit Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Parent Benefit Plan; (vi) all IRS determination, opinion, notification and advisory letters; (vii) all material communications to any Parent Employee or Parent Employees relating to any Parent Benefit Plan and any proposed Parent Benefit Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability material to Parent and its Subsidiaries, taken as a whole; (viii) all material correspondence to or from any governmental agency relating to any Parent Benefit Plan; and (ix) the three most recent plan years’ discrimination tests for each Parent Benefit Plan for which such tests are required.

(d)          Benefit Plan Compliance.

(i)           With respect to each Parent Benefit Plan, no event has occurred and, to the Knowledge of Parent, there exists no condition or set of circumstances, in connection with which Parent or any of its ERISA Affiliates would be subject to any liability under ERISA, the Code or any other applicable Legal Requirement material to Parent and its Subsidiaries, taken as a whole.

(ii)           Each Parent Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable material Legal Requirements and the terms of any applicable collective bargaining agreements.  Each Parent Benefit Plan, including any material amendments thereto, that is capable of Approval has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any material amendment that has not previously received such Approval, except for the lack of such Approvals that, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in material liability to Parent and its Subsidiaries, taken as a whole.  For purposes of clarification, each Parent Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified and has either received and is entitled to rely upon a favorable determination letter or opinion letter from the IRS with respect to such Parent Benefit Plan as to its qualified status under the Code, and, to the Knowledge of Parent, nothing has occurred that could reasonably expected to adversely affect such determination or opinion.  All amendments required to maintain each such Parent Benefit Plan’s compliance with applicable law, including the Economic Growth and Tax Relief Reconciliation Act of 2001 and subsequent legislation or administrative requirements which have subsequently become effective through the date hereof, have been timely adopted and implemented.  Except as required by Legal Requirements, no condition exists that would prevent Parent from terminating or amending any Parent Benefit Plan at any time for any reason without material liability to Parent and its ERISA Affiliates, taken as a whole (other than ordinary administration expenses or routine claims for benefits).

(iii)           No material written representation or commitment with respect to any material aspect of any Parent Benefit Plan has been made to a Parent Employee by an authorized Parent Employee that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Parent Benefit Plans that would reasonably be expected to result in material liability to Parent and its ERISA Affiliates, taken as a whole.  Neither Parent nor any of its Subsidiaries has entered into any Contract, arrangement or understanding, whether written or oral, with any trade union, works council or other Parent Employee representative body or any material number or category of its Parent Employees that would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv)           There are no unresolved claims or disputes under the terms of, or in connection with, any Parent Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced or, to the Knowledge of Parent, is threatened or reasonably anticipated (other than routine claims for benefits), with respect to any material claim, which would reasonably be expected to result in material liability to Parent and its Subsidiaries, taken as a whole.  With respect to each Parent Benefit Plan, (i) Parent has not incurred any material liability in connection with a non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA; (ii) there are no audits, inquiries or proceedings pending or, to the Knowledge of Parent, threatened by any governmental authority with respect to any Parent Benefit Plan; (iii) no matters are currently pending with respect to any Parent Benefit Plan under the Employee Plans Compliance Resolution System maintained by the IRS or any similar program maintained by any other Government Authority; and (iii) there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) which has resulted or could reasonably be expected to result in material liability to Parent, any ERISA Affiliate thereof, or any of their respective employees.

(e)           Plan Funding.  With respect to Parent Benefit Plans, there are no material benefit obligations for which required contributions have not been made or accrued to the extent required by GAAP and there are no material benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the Parent Financials.  The assets of each Parent Benefit Plan that is funded are reported at their fair market value on the books and records of such Parent Benefit Plan.

(f)           Status of Plans.  No Parent Benefit Plan is, and neither Parent nor any ERISA Affiliate thereof currently maintains, contributes to or participates in, nor does Parent or any ERISA Affiliate thereof have any obligation to maintain, contribute to or otherwise participate in, or have any liability or other obligation (whether accrued, absolute, contingent or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code.  No Parent Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.  No Parent Benefit Plan provides health benefits that are not fully insured through an insurance contract (with the exception of any medical expense reimbursement arrangements subject to Sections 105 and 125 of the Code).

(g)           Continuation Coverage.  Except as set forth in Section 3.12(g) of the Parent Disclosure Schedule, no Parent Benefit Plan provides post-termination or retiree welfare benefits (whether or not insured) with respect to any Person for any reason other than coverage mandated by applicable Legal Requirements, and neither Parent nor any ERISA Affiliate has ever represented, promised or contracted to any Parent Employee (either individually or to Parent Employees as a group) or any other Person that such Parent Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or, individually or in the aggregate, as has not resulted or would not reasonably be expected to result in material liability to Parent and its ERISA Affiliates, taken as a whole.

(h)           Effect of Transaction.  The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Parent Benefit Plan or Parent Employee Agreement that will or may result in any material payment (whether of severance pay or otherwise), acceleration of any material payment, forgiveness of material indebtedness, vesting, distribution, material increase in benefits or obligation to fund benefits with respect to any Parent Employee.  No payment or benefit which will or may be made in connection with the transactions contemplated by this Agreement by Parent or any ERISA Affiliate thereof with respect to any Parent Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code.  There is no Contract, plan or arrangement to which Parent or any ERISA Affiliate thereof is a party or by which it is bound to compensate any Parent Employee for excise taxes paid pursuant to Section 4999 of the Code.  There are no persons who Parent reasonably believes are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

(i)           Section 409A.  Each Parent Benefit Plan, Parent Employee Agreement, or other Contract, plan, program, agreement, or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code, its Treasury regulations, and any administrative guidance relating thereto; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Parent Benefit Plan, Parent Employee Agreement, or other Contract, plan, program, agreement, or arrangement.  Neither Parent nor any ERISA Affiliate thereof is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.  Except as determined in connection with Parent’s voluntary stock option review described in the Parent SEC Reports, no Parent Option or other right to acquire Parent Common Stock or other equity of Parent (i) has an exercise price that was less than the fair market value of the underlying equity as of the date such Parent Option or other right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise of disposition of such stock Parent Option or right, or (iii) has been granted after December 31, 2004, with respect to any class of stock of Parent that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).

(j)           Stock Option Grant Practices.  Parent’s stock option grant practices (i) comply with all applicable Parent Stock Plans, stock exchange rules and applicable Legal Requirements, except for any such failure to comply, individually or in the aggregate, that have not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole and (ii) have been fairly presented in accordance with GAAP in the Parent Financials.  Except as determined in connection with Parent’s voluntary stock option review described in the Parent SEC Reports, all outstanding stock options have exercise prices that correspond to the fair market value on the date that the grants were actually authorized under applicable Legal Requirements, in each case except for any such failures, individually or in the aggregate, that have not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.  As of the date of this Agreement, Parent has no ongoing internal review of any past or current stock option practice, and Parent is not aware of the existence of any reports on any such reviews completed since April 1, 2008.

(k)           Labor.  Neither Parent nor any of its Subsidiaries is presently a party to, bound by, or has a duty to bargain for, any collective bargaining agreement, trade union agreement, work council, employee representative agreement, union contract, or information or consultation agreement, other than national or industry-wide agreements, with respect to employees and no collective bargaining agreement is being negotiated by Parent or any of its Subsidiaries.  To the Knowledge of Parent, there are no activities or proceedings of any labor union to organize any employees of Parent or any of its Subsidiaries.  There has not been any labor dispute, strike or work stoppage against Parent or any of its Subsidiaries or, to the Knowledge of Parent, threatened or reasonably anticipated that would reasonably be expected to materially interfere with the business activities of Parent and its Subsidiaries, taken as a whole.  None of Parent, any of its Subsidiaries or any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of Parent or any of its Subsidiaries, except, individually or in the aggregate, as has not had and as would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.  There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee, including charges of unfair labor practices or discrimination complaints, that, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.  Neither Parent nor any of its Subsidiaries have incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law that remains unsatisfied and that is material to Parent and its Subsidiaries, taken as a whole.

(l)           Employment Matters.  Parent is, and since January 1, 2008 has been, in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment (including but not limited to the classification of any Person as an employee or independent contractor), employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.

(m)         International Employee Matters.

(i)           With respect to each Parent Benefit Plan that is maintained outside the jurisdiction of the United States or primarily covers Parent Employees residing or working outside the United States, (A) the Parent Benefit Plan has been established, maintained and administered in all material respects in compliance with its terms and all applicable Legal Requirements, (B) all contributions and expenses that are required to be made have been made or properly accrued, (C) with respect to any such Parent Benefit Plan that is intended to be eligible to receive favorable tax treatment under the Legal Requirements applying to such Parent Benefit Plan, all requirements necessary to obtain such favorable tax treatment have been satisfied, and (D) no liability which could be material to Parent and its ERISA Affiliates, taken as a whole, exists or reasonably could be imposed upon the assets of Parent or any of its ERISA Affiliates by reason of any such Parent Benefit Plan, other than to the extent reflected on the Parent Financials.

(ii)           There is no term of employment for any Parent Employee residing or working outside the United States providing that the consummation of the transactions contemplated by this Agreement shall entitle such Parent Employee (A) to treat the change of control as a breach of any Contract, (B) to any payment, benefit or change of terms of employment (whether or not conditioned upon the occurrence of any other event) or (C) to treat himself or herself as redundant or released from any obligation to his or her employer.

3.13        Title to Properties.

(a)           Leases.  Section 3.13(a) of the Parent Disclosure Schedule sets forth a list of all real property leases or other Contracts for the occupancy of real property to which Parent or any of its Subsidiaries is a party or by which any of them is bound as of the date hereof and all amendments, guaranties and modifications thereof (each, a “Parent Lease”).  Except as set forth in the Parent Leases or as disclosed in the Parent Disclosure Schedule, no party has a right to occupy any of the premises subject to a Parent Lease (“Parent Leased Property”) except for Parent or its Subsidiaries.  Parent has made available to Company a true, complete and correct copy of each Parent Lease.  All such Parent Leases are valid and in full force and effect against Parent or any Subsidiary of Parent party thereto and, to the Knowledge of Parent, each other party thereto, except that such enforceability may be subject to the Bankruptcy and Equity Exception, and, with respect to Parent or any of its Subsidiaries, under any of such leases, no rental payments are past due and there is no existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), except, individually or in the aggregate, as has not had and would not reasonable be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.  Neither Parent nor any of its Subsidiaries has ever owned any real property.

(b)           Properties.  There are no pending or, to the Knowledge of Parent, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to materially adversely affect Parent’s leasehold interest in Parent Leasehold Property.  To the Knowledge of Parent, there are no facts or conditions that would, in the aggregate, reasonably be expected to have a material and adverse effect on the transferability, ability to finance, ownership, leasing, use, development, occupancy or operation of any such real property.  Neither Parent nor any Subsidiary has received any written notice from any insurance company of any defects or inadequacies in any Parent Leased Property or any part thereof that would reasonably be expected to materially and adversely affect the insurability of such property or the premiums for the insurance thereof, nor has any written notice been given by any insurer of any such property requesting the performance of any repairs, alterations or other work with which compliance has not been made.  There are no leases, subleases, licenses or agreements, written or oral, granting to any party or parties (other than Parent or any of its Subsidiaries) the right of use or occupancy of any portion of the Parent Leased Property.

(c)           Valid Title.  Parent and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business that are material to Parent and its Subsidiaries, taken as a whole, free and clear of any Liens, except for (i) Liens imposed by law in respect of obligations not yet due that are owed in respect of Taxes or (ii) Liens that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

3.14        Environmental Matters.

(a)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, no amount of any Hazardous Materials is present as a result of the actions of Parent or any of its Subsidiaries, or, to the Knowledge of Parent, as a result of any actions of any third party or otherwise, in, on or under any real property, including the land and the improvements, ground water and surface water thereof, that Parent or any of its Subsidiaries currently owns, operates, occupies or leases.  Neither Parent nor any Subsidiary thereof has any liabilities or obligations arising from the Release of any Hazardous Materials into the Environment, except for such liabilities or obligations, individually or in the aggregate, as have not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.

(b)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries are in compliance with and have at all times during the past five years complied with applicable Environmental Laws.

(c)           Parent and its Subsidiaries hold all Permits issued under or pursuant to Environmental Laws that are required for the operation of the business of Parent and its Subsidiaries as currently conducted, except for such Permits the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (“Parent Environmental Permits”).  No suspension or cancellation of any of the Parent Environmental Permits is pending or, to the Knowledge of Parent, threatened.  Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Environmental Permits.

(d)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, no civil or criminal litigation, action, order, written notice of violation or claim or, to the Knowledge of Parent, investigation, inquiry, information request or proceeding is pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries arising out of Environmental Laws.

(e)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Environmental Laws, whether from a Governmental Entity, citizens group, Parent Employee or other third party.

(f)           Parent and its Subsidiaries are in compliance in all material respects with the European Directive 2002/96/EC on waste electrical and electronic equipment or European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment, and their respective implementing Legal Requirements.

(g)           Parent and its Subsidiaries have made available to Company all material environmental site assessments and audit reports prepared within the last five years and in their possession, custody or control relating to premises currently or previously owned or operated by Parent or any Subsidiary thereof.

(h)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries have any liability or obligation arising under any Environmental Law, whether arising under theories of contract, tort, negligence, successor or enterprise liability, strict liability, or other legal or equitable theory, including (i) any failure to comply with applicable Environmental Laws and (ii) any liabilities or obligations arising from the presence of, Release or threatened Release of, or exposure of persons or property to, Hazardous Materials.

(i)           Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, no underground storage tanks are present in, on or under any real property, including the land and the improvements thereof, that Parent or any Subsidiary thereof has at any time owned, operated, occupied or leased.

3.15       Contracts.

(a)           Material Contracts.  For purposes of this Agreement, “Parent Material Contract” shall mean:

(i)           any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Parent or its Subsidiaries;

(ii)          any employment, severance or consulting Contract or any written employment agreement providing for a guaranteed minimum term of employment, in each case, under which Parent or any of its Subsidiaries may have continuing obligations as of the date hereof, with (A) any current or former executive officer or other employee of Parent who earned or is expected to earn an annual base salary in excess of $200,000 during the fiscal year ended March 31, 2010 or the fiscal year ending March 31, 2011, respectively, or (B) any member of Parent’s Board of Directors;

(iii)         any Contract or plan, including any stock plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv)        any agreement of indemnification or any guaranty under which Parent or any of its Subsidiaries has continuing obligations as of the date hereof, other than any agreement of indemnification entered into in connection with the sale or license of hardware or software products in the ordinary course of business;

(v)         any Contract containing any covenant (A) limiting the right of Parent or any of its Subsidiaries to engage in any material line of business, to make use of any material Intellectual Property or to compete with any Person in any material line of business or geographic area, (B) granting exclusive rights, or (C) otherwise prohibiting Parent or its Subsidiaries from selling, distributing or manufacturing any material products or services or purchasing or otherwise obtaining any material software, components, parts or subassemblies;

(vi)        any Contract relating to the disposition or acquisition by Parent or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business;

(vii)       any Contract governing the terms of any material ownership or investments of Parent or any of its Subsidiaries in any other Person or business enterprise other than Parent’s Subsidiaries (other than short-term, liquid investments), or any Contract pursuant to which Parent or its Subsidiaries has any material obligation or commitment (whether conditional or otherwise) to make any investment or acquire any ownership interest in any other Person or business enterprise other than Parent’s Subsidiaries;

(viii)      any dealer, distributor, joint marketing or development agreement under which Parent or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and that may not be canceled without penalty upon notice of 60 days or less, or any agreement pursuant to which Parent or any of its Subsidiaries have continuing obligations to jointly develop any material Intellectual Property that will not be wholly owned by Parent or any of its Subsidiaries and that may not be terminated without penalty upon notice of 60 days or less;

(ix)         any Contract to license any third party to manufacture or reproduce any material products, services or technology of Parent or its Subsidiaries or any Contract to sell or distribute any of such products, services or technology, except agreements with distributors or sales representatives in the ordinary course of business consistent with past practice and terminable without penalty upon notice of 60 days or less and substantially in the form previously provided to Company;

(x)          any Contract containing any support, maintenance or service obligation on the part of Parent or any of its Subsidiaries, which represents a value or liability in excess of $150,000 on an annual basis, other than (A) those obligations that are terminable by Parent or any of its Subsidiaries on no more than 60 days notice without liability or financial obligation to Parent or its Subsidiaries or (B) purchase orders with end-user customers entered into in the ordinary course of business consistent with past practice;

(xi)         any Contract for capital expenditures or the acquisition or construction of fixed assets that requires aggregate future payments in excess of $250,000;

(xii)        any dispute settlement agreement with continuing material obligations thereunder entered into within five years prior to the date of this Agreement;

(xiii)       any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business; or

(xiv)       any Contract the termination or breach of which, or the failure to obtain consent in respect of which, would reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.

(b)          Schedule.  Section 3.15(b) of the Parent Disclosure Schedule sets forth a true, complete and correct list of all Parent Material Contracts to which Parent or any of its Subsidiaries is a party or is bound by as of the date hereof and which are described in Sections 3.15(a)(i) through 3.15(a)(xiv) hereof other than those listed as an exhibit to Parent’s most recent Annual Report on Form 10-K.

(c)          No Breach.  Each Parent Material Contract is valid and in full force and effect and is enforceable in accordance with its terms except to the extent it has previously expired in accordance with its terms and except as enforceability may be subject to the Bankruptcy and Equity Exception.  Neither Parent nor any of its Subsidiaries is in violation of any provision of, or has failed to perform any act that, with or without notice, lapse of time or both would constitute a default under the provisions of, any Parent Material Contract, and, since January 1, 2008, neither Parent nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract, in each case in such a manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages or other remedies, for any or all of such breaches, violations or defaults, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.  To the Knowledge of Parent, no third party has violated any provision of, or committed or failed to perform any act that, with or without notice, lapse of time or both would constitute a material default under the provisions of, any Parent Material Contract.  Parent has not received any notice or other communication from any customer or other party to a Company Material Contract, nor to the Knowledge of Parent has there been an oral notice or communication to Parent, that such customer or other party may cease dealing with or materially reduce its orders from Parent or its Subsidiaries.

3.16         Insurance.  Parent maintains insurance policies covering Parent, its Subsidiaries and their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, against such losses and risks and in such amounts as are customary for the businesses in which Parent and its Subsidiaries are currently engaged.  As of the date hereof, such policies are in full force and effect, and, since January 1, 2008, none of Parent or its Subsidiaries has received notice or other communication of cancellation or invalidation, or refusal of any coverage or rejection of any material claim under any insurance policy.  There is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.  There is no pending workers’ compensation or other claim under or based upon any insurance policy of Parent or its Subsidiaries involving an amount in excess of $100,000 in any individual case or $500,000 in aggregate.

3.17         Disclosure.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Subs for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  None of the information supplied or to be supplied by or on behalf of Parent and Merger Subs for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of Parent and Company and at the time of the Parent and Company Stockholders’ Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  If at any time before the Effective Time of the First Merger, Parent obtains Knowledge of any event relating to Parent or any of its affiliates, officers or directors which is required to be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Parent shall promptly inform Company.  Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus about Company supplied by Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

3.18         Board Approval.  The Board of Directors of Parent has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, (a) determined that the Transaction, including the Share Issuance, is fair to, and in the best interests of, Parent and its shareholders, and declared this Agreement and the Transaction to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the Transaction and the Share Issuance, (c) approved an amendment to the Parent Charter Documents (1) to increase the authorized number of shares of Parent Common Stock from 100,000,000 to 200,000,000, (2) to change the name of Parent to Roxio, Inc. and (3) eliminate the ability of Parent’s shareholders to cumulate votes with respect to the election of members of the Board of Directors of Parent (the “Charter Amendment”); (d) recommended that the shareholders of Parent approve the First Merger, including the Share Issuance, the Charter Amendment and the Annual Meeting Matters; provided that approval by Parent’s stockholders of the Charter Amendment and the Annual Meeting Matters is not a condition to Closing of the First Merger and the other transactions contemplated by this Agreement; and (e) subject to Sections 5.2 and 5.3, directed that the First Merger, including the Share Issuance, the Charter Amendment, and the Annual Meeting Matters be submitted to Parent’s shareholders at the Stockholders’ Meeting of Parent.

3.19         Opinion of Financial Advisor.  Parent’s Board of Directors has received an opinion from Jefferies & Company, Inc. to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to Parent.  A signed copy of such opinion will be provided to Company solely for informational purposes as promptly as practicable after the date hereof.

3.20         Rights Plan.  Neither Parent nor any of its Subsidiaries has in effect a stockholder rights plan or “poison pill.”

3.21         Shell Company Status.  None of Parent and Merger Subs is a “shell company,” other than that Merger Sub I is a “business combination related shell company,” as those terms are defined in Rule 405 promulgated under the Securities Act.

3.22         Financing. Parent and Merger Subs will have available to them, at the Effective Time of the First Merger, immediately available funds necessary to consummate the First Merger in accordance with this Agreement.

3.23         Privacy/Data Protection.

 (a)           Parent and its Subsidiaries used commercially reasonable efforts to (i) make all disclosures to, and obtain all necessary consents from users, customers and workers (i.e., employees, independent contractors and temporary employees) of Parent and its Subsidiaries required by applicable law relating to privacy and data security and (ii) file registrations as required with the applicable data protection authority.  Parent and its Subsidiaries also have ensured that each of them has complied with any cross-border limitation relating to the transfer of Personal Information.  Parent and its Subsidiaries have posted a privacy policy governing its use of data and disclaimers of liability on their web sites, and have complied at all times in all respects with such privacy policy, any public statements made by any of them regarding its privacy practices and all other rules, policies and procedures established from time to time by any of them with respect to Personal Information.  Such posted privacy policies cover all of the activities in which Parent and its Subsidiaries are engaged including the placement of cookies, the tracking of user activity on a website and the creation of profiles of users; and Parent and its Subsidiaries comply with all requests from users, customers and workers to opt-out of the collection, use or disclosure of Personal Information as required by applicable law.

(b)           There is no action or claim pending, asserted or, to the knowledge of Parent, threatened or anticipated against Parent or any of its Subsidiaries alleging a violation of privacy, data protection, data security or confidentiality obligations under any applicable Legal Requirements, and no valid basis exists for any such action or claim.  The negotiation, execution and consummation of the transactions contemplated by this Agreement, and any disclosure and/or transfer of information, including Personal Information, in connection therewith, will not breach or otherwise cause any violation of any such Legal Requirements relating to privacy, data protection, data security or the collection, use or maintenance of Personal Information relating to users, customers or workers.  With respect to all Personal Information gathered or accessed in the course of operations of Parent and its Subsidiaries, Parent and its Subsidiaries have at all times taken all reasonable measures consistent with industry best practices to ensure that such data is protected against loss and unauthorized access, use, modification, disclosure or other misuse, and there has been no unauthorized access to or other misuse, either suspected or actual, of such data.

3.24         No Other Representations and Warranties.  Except for the representations and warranties contained in Article II, and any certificate delivered by Company in connection with Closing, Parent acknowledges and agrees that neither Company nor any other Person on behalf of Company makes, nor has Parent relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Company or with respect to any other information provided to or made available to Parent in connection with the transactions contemplated hereunder.  Except as provided in Section 5.10, neither Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent or any other Person resulting from the distribution to Parent, or Parent’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent in certain data rooms or management presentations in expectation of the transactions contemplated in this Agreement, unless any such information is expressly included in a representation or warranty contained in Article II or in the corresponding section of the Company Disclosure Schedule.

ARTICLE IV
CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1          Conduct of Business by Company.

(a)           Ordinary Course.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time of the First Merger, Company shall, and shall cause each of its Subsidiaries to, except as otherwise expressly required by this Agreement, by Legal Requirements or by the terms of any Contract in effect on the date hereof and made available to Parent or to the extent that Parent shall otherwise consent in writing, use reasonable best efforts to (i) carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (ii) pay its debts and taxes when due, subject to good faith disputes over such debts or taxes, and pay or perform other material obligations when due, subject to good faith disputes over such obligations, (iii) preserve intact its present business organization, (iv) keep available the services of its present executive officers and key employees, and (v) preserve its relationships with material customers, suppliers, licensors, licensees and others with which it has material business dealings.

(b)           Required Consent.  In addition, without limiting the generality of Section 4.1(a), except as required or otherwise permitted by the terms of this Agreement, by Legal Requirements or by the terms of any Contract in effect on the date hereof and made available to Parent or as provided in Article IV of the Company Disclosure Schedule, without the prior written consent of Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time of the First Merger, Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i)           Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than a cash management transaction between Company and a wholly owned Subsidiary of it, or between wholly owned Subsidiaries of Company in the ordinary course of business consistent with past practice;

(ii)          Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of shares at cost in connection with the termination of the employment relationship with any Company Employee pursuant to stock option or purchase Contracts in effect on the date hereof or entered into in the ordinary course of business after the date hereof;

(iii)         Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments obligating it to issue any such securities or rights, other than (A) issuances in connection with the performance-based Company Restricted Stock Units listed in Section 5.9(c) of the Company Disclosure Schedule; (B) issuances of Company Common Stock upon the exercise of Company Options, warrants or other rights of Company or the settlement of Company Restricted Stock Units existing on the date hereof in accordance with their present terms, including in connection with any exercise or settlement of any options or awards granted in clause (C) hereof that provide for vesting over a monthly four-year vesting schedule; and (C) grants of stock options or other stock based awards (including Company Restricted Stock and Company Restricted Stock Units) of or to acquire, shares of Company Common Stock granted under the Company Stock Plans in effect on the date hereof, in each case (x) in the ordinary course of business consistent with past practice and (y) with respect to stock options, granted with an exercise price equal to the fair market value of Company Common Stock on the date of grant, provided that the total number of shares of Company Common Stock issuable upon all such stock based awards may not exceed 378,000 shares;

(iv)         Cause or permit any amendments to any of the Company Charter Documents or Subsidiary Charter Documents of any Subsidiary of Company;

(v)         Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in all or a portion of the assets of, or by any other manner, any business or any Person or division or product line thereof, or otherwise acquire or agree to acquire any assets that, in each such case, are material, individually or in the aggregate, to the business of Company and its Subsidiaries, taken as a whole;

(vi)         Enter into any Contract, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any joint venture or joint development that is material, individually or in the aggregate, to the business of Company and its Subsidiaries, taken as a whole;

(vii)        Sell, lease, exclusively license, encumber or otherwise convey or dispose of any properties or assets material to the business of Company and its Subsidiaries, taken as a whole, except (A) sales of inventory, products or equipment in the ordinary course of business consistent with past practice or (B) the sale, lease or disposition of excess or obsolete property or assets in the ordinary course of business consistent with past practice, in each case, that are not material, individually or in the aggregate, to the business of Company and its Subsidiaries taken as a whole;

(viii)       Make any loans, advances or capital contributions to any Person, other than: (A) loans or investments by it or a wholly owned Subsidiary of it to or in it or any wholly owned Subsidiary of it, (B) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice or (C) pursuant to clause (v) above;

(ix)         Except as required by GAAP or the SEC, make any material change in its methods, principles or practices of accounting;

(x)          Make or change any Tax election, adopt or change any accounting method in respect of Taxes that affects in any material respect the Tax liability or Tax attributes of Company or any of its Subsidiaries, file any material amended Tax Return, enter into any closing agreement in respect of material Taxes, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to material Taxes;

(xi)         Except as required by GAAP or the SEC, materially revalue any of its assets;

(xii)        (A) Pay, discharge, settle or satisfy any threatened or actual litigation or any dispute that would reasonably be expected to lead to litigation (whether or not commenced prior to the date of this Agreement), other than (x) the payment, discharge, settlement or satisfaction, solely for cash in amounts not exceeding $100,000 individually or $300,000 in the aggregate, net of any insurance proceeds received in connection with such payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice, or (y) the discharge, settlement or satisfaction of any such litigation or dispute that does not involve any payment by Company or any of its Subsidiaries and does not impose any obligation on Company or any of its Subsidiaries (other than a non-exclusive license of Intellectual Property that is not material to Company and its Subsidiaries, taken as a whole) or (B) waive the benefits of, modify in any manner, amend, terminate, assign, release any Person from or knowingly fail to enforce, any confidentiality, “standstill,” or similar agreement to which Company or any of its Subsidiaries is a party or of which Company or any of its Subsidiaries is a beneficiary;

(xiii)       Write up, write down or write off the book value of any asset, for Company and its Subsidiaries, taken as a whole, other than (A) in the ordinary course of business consistent with past practice, (B) as may be required by GAAP or (C) otherwise not in excess of $100,000 individually, or $300,000 in the aggregate;

(xiv)       Take any action to render inapplicable, or to exempt any third Person (other than Parent or Merger Subs) from, (A) the provisions of Section 203 of the DGCL or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;

(xv)        (A) Make any increase in the amount of compensation or fringe benefits of, pay any bonus to or grant severance or termination pay to, any executive officer, director or employee of Company or any Subsidiary of Company (provided that Company (i) may make customary quarterly bonus payments consistent with past practices and in accordance with Company Benefit Plans in effect on the date of this Agreement, (ii) immediately prior to the Effective Time of the First Merger, shall pay out to employees who will not be Continuing Employees (as defined in Section 5.9(a)(i)(1)) all bonus amounts  accrued under such Company Benefit Plans through the Effective Time of the First Merger and (iii) immediately prior to the Effective Time of the First Merger, shall pay out all amounts payable pursuant to Company’s Change in Control Severance Benefit Plan (the “CIC Plan”) to those participants in the CIC Plan that either (x) are listed on Schedule 4.1(b)(xv) of the Company Disclosure Schedule or (y) will not be a Continuing Employee, in each case as if a Covered Termination (as defined in the CIC Plan) had occurred) , (B) make any increase in or commitment to increase the benefits or expand the eligibility under any Company Benefit Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan, (C) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options, Company Restricted Stock or Company Restricted Stock Units, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (D) enter into any employment, severance, termination or indemnification agreement with any Company Employee or enter into any collective bargaining agreement, (other than (i) offer letters entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will,” provided that any such offer letter does not provide for annual base compensation and bonus in excess of $210,000 except as provided in clause (xix) of this Section 4.1(b), or (ii) severance Contracts with non-officer Company Employees entered into in the ordinary course of business consistent with past practice), or (E) enter into any Contract with any Company Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby.

(xvi)       Transfer or license to any Person or otherwise extend, amend or modify in any material respect any rights to Company IP, or enter into any Contracts or make other commitments to grant, transfer or license to any Person material future Company IP rights, in each case, other than non-exclusive licenses granted to third parties, including customers, resellers and end users in the ordinary course of business consistent with past practices, or grant any exclusive rights with respect to any Intellectual Property;

(xvii)      Enter into any Contracts containing, or otherwise subjecting Company, Surviving Entity or Parent or any of their respective Subsidiaries to, any material non-competition or material exclusivity restrictions on the operation of the business of Company or Surviving Entity or Parent or any of their respective Subsidiaries;

(xviii)     Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than (A) guarantees and letters of credit issued to suppliers of Company or any of its Subsidiaries in the ordinary course of business or (B) in connection with the financing of ordinary course trade payables, in either case consistent with past practice;

(xix)       Hire any officer-level employee except pursuant to offer letters entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will,” provided that any such offer letter does not provide for annual base compensation and bonus in excess of $210,000 without the consent of Parent, which consent will not be unreasonably withheld, or promote any officer-level employee or appoint a new member of the board of directors of Company or any of its Subsidiaries;

(xx)        Make any capital expenditures other than in the ordinary course of business consistent with past practice and in an amount not in excess of $100,000 individually or $250,000 in the aggregate;

(xxi)       Enter into, modify or amend in a manner materially adverse to Company and its Subsidiaries, taken as a whole, or terminate, any Company Material Contract, or waive, release or assign any material rights or claims thereunder, in each case, in a manner materially adverse to Company and its Subsidiaries, taken as a whole;

(xxii)      Take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied;

(xxiii)     Except as expressly contemplated by this Agreement, take any actions that would result in restructuring charges pursuant to GAAP in excess of $250,000 in the aggregate;

(xxiv)     Enter into any new line of business material to Company and its Subsidiaries, taken as a whole;

(xxv)      Fail to use commercially reasonable efforts to maintain in full force and effect insurance coverage substantially similar to insurance coverage maintained on the date hereof; or

(xxvi)     Agree in writing to take any of the actions described in (i) through (xxv) above.

4.2          Conduct of Business by Parent.

(a)           Ordinary Course.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time of the First Merger, Parent shall, and shall cause each of its Subsidiaries to, except as otherwise expressly required by this Agreement, by Legal Requirements or by the terms of any Contract in effect on the date hereof and made available to Company or to the extent that Company shall otherwise consent in writing, use reasonable best efforts to (i) carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (ii) pay its debts and taxes when due subject to good faith disputes over such debts or taxes, and pay or perform other material obligations when due, subject to good faith disputes over such obligations, (iii) preserve intact its present business organization, (iv) keep available the services of its present executive officers and key employees, and (v) preserve its relationships with material customers, suppliers, licensors, licensees and others with which it has material business dealings.

(b)           Required Consent.  In addition, without limiting the generality of Section 4.2(a), except as required by the terms of this Agreement, by Legal Requirements or by the terms of any Contract in effect on the date hereof and made available to Company or as provided in Section 4.2 of the Parent Disclosure Schedule, without the prior written consent of Company, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time of the First Merger, Parent shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i)           Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock other than a cash management transaction between Parent and a wholly owned Subsidiary of it, or between wholly owned Subsidiaries of Parent in the ordinary course of business consistent with past practice;

(ii)          Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of shares at cost in connection with the termination of the employment relationship with any Parent Employee pursuant to stock option or purchase Contracts in effect on the date hereof or entered into in the ordinary course of business after the date hereof;

(iii)         Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments obligating it to issue any such securities or rights, other than: (A) issuances of Parent Common Stock upon the exercise of Parent Options, warrants or other rights of Parent or the settlement of Parent Restricted Stock Units existing on the date hereof in accordance with their present terms or granted pursuant to clause (B) hereof, (B) grants of stock options or other stock based awards (including restricted stock and Parent Restricted Stock Units) of or to acquire, shares of Parent Common Stock granted under the Parent Stock Plans in effect on the date hereof, in each case (x) in the ordinary course of business consistent with past practice and (y) with respect to stock options, granted with an exercise price equal to the fair market value of Parent Common Stock on the date of grant, provided that the total number of shares of Parent Common Stock issuable upon all such stock-based awards may not exceed 800,000 shares, (C) warrants to acquire not more than 1 million shares of Parent Common Stock that may be issued to prospective retailers, content providers or other strategic partners and (D) the Charter Amendment;

(iv)         Cause or permit any amendments to any of the Parent Charter Documents except the Charter Amendment;

(v)          Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in all or a portion of the assets of, or by any other manner, any business or any Person or division or product line thereof, or otherwise acquire or agree to acquire any assets that, in each such case, are material, individually or in the aggregate, to the business of Parent and its Subsidiaries, taken as a whole;

(vi)         Sell, lease, exclusively license, encumber or otherwise convey or dispose of any properties or assets material to the business of Parent and its Subsidiaries, taken as a whole, except (A) sales of inventory, products or equipment in the ordinary course of business consistent with past practice or (B) the sale, lease or disposition of excess or obsolete property or assets in the ordinary course of business consistent with past practice, in each case, which are not material, individually or in the aggregate, to the business of Parent and its Subsidiaries taken as a whole;

(vii)        Make any loans, advances or capital contributions to any Person, other than: (A) loans or investments by it or a wholly owned Subsidiary of it to or in it or any wholly owned Subsidiary of it, (B) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice or (C) pursuant to clause (v) above;

(viii)       Except as required by GAAP or the SEC, materially revalue any of its assets;

(ix)          Except as set forth in Section 4.2(b) to Parent Disclosure Schedule, pay, discharge, settle or satisfy any threatened or actual litigation or any dispute that would reasonably be expected to lead to litigation (whether or not commenced prior to the date of this Agreement), other than (x) the payment, discharge, settlement or satisfaction, solely for cash in amounts not exceeding $500,000 individually or $1 million in the aggregate, net of any insurance proceeds received in connection with such payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice, or (y) the discharge, settlement or satisfaction of any such litigation or dispute that does not involve any payment by Company or any of its Subsidiaries and does not impose any obligation on Company or any of its Subsidiaries (other than a non-exclusive license of Intellectual Property that is not material to Company and its Subsidiaries, taken as a whole);

(x)           Take any action to render inapplicable, or to exempt any third Person (other than Company) from any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;

(xi)          Transfer or license to any Person or otherwise extend, amend or modify in any material respect any rights to Parent IP, or enter into any Contracts or make other commitments to grant, transfer or license to any Person material future Parent IP rights, in each case, other than non-exclusive licenses granted to customers, resellers and end users in the ordinary course of business consistent with past practices;

(xii)         Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, in all cases to the extent the amount thereof would exceed $10 million in the aggregate, other than (A) guarantees and letters of credit issued to suppliers of Company or any of its Subsidiaries in the ordinary course of business or (B) in connection with the financing of ordinary course trade payables, in either case consistent with past practice;

(xiii)        Other than as expressly contemplated by this Agreement, appoint a new member of the board of directors of Parent;

(xiv)        Take any action that is intended or would reasonably be expected to result in any of the conditions to the First Merger set forth in Article VI not being satisfied;

(xv)         Enter into any new line of business material to Parent and its Subsidiaries, taken as a whole;

(xvi)        Fail to use commercially reasonable efforts to maintain in full force and effect insurance coverage substantially similar to insurance coverage maintained on the date hereof; or

(xvii)       Agree in writing to take any of the actions described in (i) through (xvi) above.

4.3           Actions with Respect to Registered Company Intellectual Property.  On or before the fifth business day prior to the expected date of the Company Stockholders’ Meeting, Company shall deliver a supplement to Section 2.7(b)(ii) of the Company Disclosure Schedule that sets forth each filing, payment and action that must be made or taken on or before the date that is 120 days after the Closing Date in order to maintain each material item of Registered Intellectual Property set forth in such section in full force and effect.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1           Proxy Statement/Prospectus; Registration Statement.  As promptly as practicable after the execution of this Agreement, (a) Parent and Company shall prepare and file with the SEC (as part of the Registration Statement) the Proxy Statement/Prospectus relating to the respective Stockholders’ Meetings of each of Parent and Company to be held to consider (1) in the case of Parent, the First Merger, the Share Issuance, the Charter Amendment and all other matters to be submitted to Parent’s shareholders in connection with Parent’s 2010 Annual Meeting of Shareholders, including without limitation the election of directors and adoption of a new stock option plan  (the “Annual Meeting Matters”), and (2) in the case of Company, adoption of this Agreement, and (b) Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the First Merger.  Each of Parent and Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 5.1, or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation and filing of the Proxy Statement/Prospectus and the Registration Statement.  Each of Parent and Company will respond to any comments from the SEC, will use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the First Merger and the transactions contemplated hereby.  Each of Parent and Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement/Prospectus.  Whenever Parent or Company becomes aware of the occurrence of any event that is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Parent or Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Parent and/or Company, such amendment or supplement.  Each of Parent and Company shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Proxy Statement/Prospectus prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC.  Neither Parent nor Company shall make any amendment to the Proxy Statement/Prospectus or the Registration Statement without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed.  Parent and Company will cause the Proxy Statement/Prospectus to be mailed to their respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.  Each of the parties hereto shall cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, and (iii) the rules and regulations of Nasdaq.

5.2          Meetings of Stockholders; Board Recommendation.

(a)           Meeting of Stockholders.  Promptly after the Registration Statement is declared effective under the Securities Act, each of Parent and Company will take all action necessary or advisable in accordance with applicable Legal Requirements and its certificate of incorporation or articles of incorporation and bylaws to call, hold and convene a meeting of its stockholders to consider, in the case of Parent, the Share Issuance, the Charter Amendment, and the Annual Meeting Matters, and, in the case of Company, adoption of this Agreement (each, a “Stockholders’ Meeting”) to be held as promptly as practicable after the declaration of effectiveness of the Registration Statement.  Each of Parent and Company will use reasonable best efforts to hold their respective Stockholders’ Meetings on the same date.  In the case of Parent, such Stockholders’ Meeting shall also function and operate as Parent’s 2010 Annual Meeting of Shareholders.  Subject to Section 5.3(d), each of Parent and Company will use reasonable best efforts to (i) solicit from their respective stockholders proxies in favor of, in the case of Parent, the Share Issuance, the Charter Amendment and the Annual Meeting Matters and, in the case of Company, the adoption of this Agreement and (ii) secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Legal Requirements to obtain such approvals, including engaging one or more nationally recognized proxy solicitation firms and information agents to assist in such solicitation.  Notwithstanding anything to the contrary contained in this Agreement, Parent or Company, as the case may be, may adjourn or postpone its Stockholders’ Meeting to the extent necessary (A) to provide any necessary supplement or amendment to the Proxy Statement/Prospectus to its respective stockholders in advance of the vote on the Share Issuance, the Charter Amendment and the Annual Meeting Matters (in the case of Parent) or the adoption of this Agreement (in the case of Company), (B) if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of capital stock represented (either in person or by proxy) to approve such matters thereat or to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting or (C) if additional time is reasonably required to solicit proxies in favor of approval of the matters to be voted upon at such Stockholders’ Meeting.  Each of Parent and Company shall ensure that its respective Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with its Stockholders’ Meeting are solicited, in compliance with the DGCL (in the case of Company) or the CCC (in the case of Parent), its certificate of incorporation or articles of incorporation and bylaws, the rules of Nasdaq and all other applicable Legal Requirements.  The obligation of Parent or Company, as the case may be, to call, give notice of, convene and hold its Stockholders’ Meeting in accordance with this Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (as defined in Section 5.3(g)(i)) with respect to it, or by any withdrawal, amendment or modification of the recommendation of its Board of Directors with respect to the Transaction, this Agreement, the Charter Amendment, the Share Issuance and/or the Annual Meeting Matters.

(b)           Board Recommendation.  Except to the extent expressly permitted by Section 5.3(d): (i) the Board of Directors of each of Parent and Company shall recommend that its respective stockholders vote in favor of, in the case of Parent, the First Merger, including the Share Issuance, the Charter Amendment and the Annual Meeting Matters and, in the case of Company, adoption of this Agreement, at their respective Stockholders’ Meetings, (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Parent has recommended that Parent’s stockholders vote in favor of the First Merger, including the Share Issuance, the Charter Amendment and the Annual Meeting Matters at Parent’s Stockholders’ Meeting and the Board of Directors of Company has recommended that Company’s stockholders vote in favor of adoption of this Agreement at Company’s Stockholders’ Meeting, and (iii) neither the Board of Directors of Parent or Company nor any committee thereof shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify in a manner adverse to the other party hereto, the recommendation of its respective Board of Directors as set forth in the preceding clauses.

5.3          Acquisition Proposals; Change of Recommendation.

(a)           No Solicitation.  From the date hereof until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time of the First Merger, Company shall not, and shall not permit its Subsidiaries, the officers, employees and directors of it and its Subsidiaries, and its and its Subsidiaries’ agents and representatives (including any investment banker, financial advisor, attorney, accountant, agent or other representative retained by it or any of its Subsidiaries) (collectively, “Representatives”) to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to or for the purpose of facilitating, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal, (iii) release or authorize the release of any Person from, or waive or authorize the waiver of any provision of, any confidentiality, “standstill” or similar Contract under which it or any of its Subsidiaries has any rights, or fail to enforce or cause to be enforced in all material respects each such Contract at the request of Company, (iv) take any action to render inapplicable, or to exempt any third Person from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock, (v) publicly approve, endorse, recommend or take any position other than to recommend rejection (including withdrawing or modifying in a manner adverse to the other party, any recommendation of rejection) any Acquisition Proposal (except to the extent specifically permitted pursuant to Section 5.3(d)) or (vi) enter into any letter of intent or similar Contract contemplating or otherwise relating to any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 5.3(c)(i)).  Company and its Subsidiaries and Representatives will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal with respect to itself.

(b)          Notification of Unsolicited Acquisition Proposals.

(i)           As promptly as practicable (but in any event within one business day) after receipt of any Acquisition Proposal by Company or its Representatives, or any material modification of or material amendment to any Acquisition Proposal or any request of Company or its Representatives for nonpublic information or inquiry that could reasonably be expected to lead to an Acquisition Proposal, Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written and electronic materials provided in connection with such Acquisition Proposal, request or inquiry.  Company shall provide Parent as promptly as practicable (but in any event within one business day) oral and written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of the status and details (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry and shall promptly (but in any event within one business day) provide Parent a copy of all written and electronic materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(ii)           Company shall provide Parent with one business day prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Acquisition Proposal.

(c)           Superior Offers.  Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that Company receives an unsolicited, bona fide written Acquisition Proposal from a third party that its Board of Directors has in good faith concluded (following consultation with outside legal counsel and financial advisors) is, or could reasonably be expected to lead to, a Superior Offer (as defined in Section 5.3(g)(ii)), Company may then take any or all of the following actions (but only (X) if Company has not materially breached Section 5.3, (y) Company’s Stockholders’ Meeting has not occurred and (z) to the extent the Board of Directors of Company concludes in good faith (after consultation with its outside legal counsel) that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements):

(i)           Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) at least two business days prior to furnishing any such nonpublic information to such party, it gives Parent written notice of its intention to furnish such nonpublic information and the identity of the Person or group making any such Acquisition Proposal and a copy of all written and electronic materials provided in connection with such Acquisition Proposal, (B) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on Company’s behalf, the terms of which (including standstill provisions) are at least as restrictive as the terms contained in the Non-Disclosure Agreement (as defined in Section 5.4(a)), provided that such agreement shall not contain terms that prevent Company from complying with its obligations under this Section 5.3, and (C) contemporaneously with furnishing any such nonpublic information to such third party, it furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished or made available); and

(ii)           Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that at least two business days prior to entering into negotiations with such third party, it gives Parent written notice of Company’s intention to enter into negotiations with such third party.

(d)          Change of Recommendation.

(i)           Notwithstanding the provisions of Section 5.2(b), in response to the receipt of a Superior Offer that has not been withdrawn, the Board of Directors of Company may withhold, withdraw, amend or modify its recommendation in favor of adoption of this Agreement in a manner adverse to Parent, and in the case of a Superior Offer that is a tender or exchange offer, recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (1) through (5) are met:

(1)           Its Stockholders’ Meeting has not occurred;

(2)           It shall have (A) provided Parent with written notice of its intention to effect a Change of Recommendation (a “Change of Recommendation Notice”) at least three business days prior to effecting a Change of Recommendation that relates to (i) a Superior Offer or (ii) any material change to the terms of a Superior Offer to which a previous Change of Recommendation Notice applies, which shall state expressly (I) that it has received a Superior Offer, (II) the material terms and conditions of the Superior Offer and the identity of the Person or group making the Superior Offer, and (III) that it intends to effect a Change of Recommendation and the manner in which it intends to do so, and (B) provided to Parent a copy of all materials and information delivered or made available to the Person or group making the Superior Offer it has received;

(3)           Either (A) on or before the expiration of the three-business-day period following the delivery to Parent of any Change of Recommendation Notice, Parent does not make a written offer, which shall be binding and enforceable against Parent and capable of acceptance by Company (a “Matching Bid”), in response to such Superior Offer, or (B) following receipt of a Matching Bid within the three business day period following the delivery to Parent of any Change of Recommendation Notice, the Board of Directors of Company determines in good faith (at a meeting of the Board of Directors of Company at which it consults prior to such determination with outside legal counsel and financial advisor) that after taking into account the Matching Bid, the Superior Offer to which the Change of Recommendation Notice applies continues to be a Superior Offer;

(4)           Its Board of Directors has concluded in good faith, following consultation with its outside legal counsel, that, in light of such Superior Offer and after taking into consideration the Matching Bid, if any, the failure of the Board of Directors to effect a Change of Recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements; and

(5)           It shall not have materially breached any of the provisions set forth in Section 5.2 or this Section 5.3 (including Section 5.3(b)).

(ii)          The Board of Directors of Company shall not make any Change of Recommendation other than in compliance with and as permitted by this Section 5.3(d).

(e)           Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote.  Notwithstanding anything to the contrary contained in this Agreement, the obligation of Company to call, give notice of, convene and hold its Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change of Recommendation.  Company shall not submit to the vote of its stockholders any Acquisition Proposal, or publicly propose to do so.

(f)           Compliance with Tender Offer Rules; Disclosure.  Nothing contained in this Agreement shall prohibit Company or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any other disclosure to its stockholders if, in the good faith judgment of the Company Board of Directors, after consultation with outside counsel, failure to make such disclosure would be inconsistent with its obligations under applicable Legal Requirements; provided, however, neither Company nor its Board of Directors may make a Change of Recommendation except in accordance with Section 5.3(d) hereof.

(g)           Certain Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:

(i)           “Acquisition Proposal” means any proposal or offer relating to any (a) direct or indirect acquisition or purchase of a business or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Company and its Subsidiaries, taken as a whole, (b) direct or indirect acquisition or purchase of any class of equity securities representing 15% or more of the voting power of Company, including through merger, consolidation, business combination or similar transaction, (c) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) beneficially owning 15% or more of the voting power of Company, or (d) liquidation or dissolution of Company, in each case other than the transactions contemplated by this Agreement; and

(ii)           “Superior Offer” shall mean an unsolicited, bona fide written Acquisition Proposal made by a third party (provided that for the purpose of this definition, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(g)(i), except that references to “15%” therein shall be deemed to be references to “50%”) on terms that the Board of Directors of Company has in good faith concluded (following consultation with outside legal counsel and a financial adviser of nationally recognized reputation), taking into account, among other things, the legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal and the strategic and other benefits of the Transaction, (i) is reasonably capable of being consummated on the terms proposed, (ii) if consummated on such terms would result in a transaction that is more favorable to Company’s stockholders (in their capacities as stockholders) than the terms of the Transaction, and (iii) does not include a closing condition that the Person making the Superior Offer obtain financing therefor.

(h)           Representatives.  Company shall use its best efforts to inform its Representatives of the restrictions described in this Section 5.3.  It is understood that any violation of the restrictions set forth in this Section 5.3 by any Representative of Company or its Subsidiaries shall be deemed to be a breach of this Section 5.3 by Company.

5.4          Confidentiality; Access to Information; Observer; No Modification of Representations, Warranties or Covenants.

(a)           Non-Disclosure Agreement.  The parties acknowledge that Company and Parent have previously executed a Non-Disclosure Agreement dated March 22, 2010 (as amended to the date hereof, the “Non-Disclosure Agreement”), which Non-Disclosure Agreement will continue in full force and effect in accordance with its terms.

(b)           Access to Information.  During the period beginning on the date of this Agreement and ending on the earlier to occur of the Effective Time of the First Merger or the termination of this Agreement pursuant to its terms, Company shall afford Parent and Parent’s Representatives reasonable access during reasonable hours to its properties, books, records and personnel to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as Parent may reasonably request (provided that such access shall be upon reasonable notice to Company and shall not unreasonably interfere with the business or operations of Company and its Subsidiaries).  During the period beginning on the date of this Agreement and ending on the earlier to occur of the Effective Time of the First Merger or the termination of this Agreement pursuant to its terms, Parent shall afford Company and Company’s Representatives reasonable access during reasonable hours to its properties, books, records and personnel to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as Company may reasonably request (provided that such access shall be upon reasonable notice to Parent and shall not unreasonably interfere with the business or operations of Parent and its Subsidiaries).  Parent and Company shall hold all information received pursuant to this Section 5.4(b) confidential in accordance with the terms of the Non-Disclosure Agreement.  Notwithstanding the foregoing, this Section 5.4(b) shall not require any of Parent, Company or any of their respective Subsidiaries to permit any inspection, or to disclose any information, that would result in (i) the waiver of any applicable attorney-client privilege; provided that such Person shall have used its reasonable best efforts to allow such inspection or disclose such information in a manner that would not result in a waiver of attorney-client privilege, or (ii) the violation of any Legal Requirements promulgated by a Governmental Entity.

(c)           Observer.  In addition to the access rights described in Section 5.4(b), Parent will designate one of its officers as its observer to monitor Company and its Subsidiaries (the “Observer”).  The Observer, if requested, shall execute an appropriate confidentiality agreement with Company, shall have use of office space at Company’s headquarters, and shall have reasonable access to Company’s senior management, provided that in no event shall Company be required to take any action pursuant to this paragraph, and the Observer shall not take any action, that would reasonably be expected to result in a violation of any Legal Requirement applicable to Parent or Company.

(d)           No Modification of Representations and Warranties or Covenants.  No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

5.5         Public Disclosure.  Without limiting any other provision of this Agreement, Parent and Company will consult with each other before issuing, and provide each other a reasonable opportunity to review, comment upon and concur with, and use its respective commercially reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement, except as may be required by law or any listing agreement with Nasdaq or any other applicable national securities exchange or market.  The parties hereto have agreed to the text of the joint press release announcing the signing of this Agreement.  Notwithstanding the foregoing, (i) each of Parent and Company may make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by Company and Parent (or individually, if approved by the other party) (ii) each of Parent and Company may, without the prior consent of the other party, issue any press release or make a public statement if required by any Legal Requirements or the rules and regulations of Nasdaq if it first notifies and consults with the other party prior to issuing such press release or making such statement, and (iii) in the event that there has been a Superior Offer or Change of Recommendation pursuant to Section 5.3(d) hereof, neither Parent nor Company will have any further obligation to consult with each other, and agree, before issuing any press release or otherwise making any public statement with respect to the Transaction, this Agreement or any Acquisition Proposal, Superior Offer or Change of Recommendation.

5.6          Regulatory Filings; Reasonable Best Efforts.

(a)           Regulatory Filings.  Each of Parent, Merger Subs and Company shall coordinate and cooperate with one another and shall each use reasonable best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements with respect to the Transactions and the transactions contemplated hereunder.  Without limiting the generality of the foregoing, as promptly as practicable after the date hereof (and in any event within ten business days), each of Parent, Merger Subs and Company shall use reasonable best efforts to make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the Transaction and the transactions contemplated hereby, including: (i) Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (ii) any other filing necessary to obtain any Necessary Consent, (iii) any filings required by the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto, and (iv) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Transaction.  Each of Parent and Company shall use reasonable best efforts to cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

(b)           Exchange of Information.  Parent, Merger Subs and Company each shall use reasonable best efforts to promptly supply the other with any information that may be required in order to effectuate any filings or applications pursuant to Section 5.6(a).  Except where prohibited by applicable Legal Requirements, and subject to the Non-Disclosure Agreement and applicable privileges, including the attorney-client privilege, each of Company and Parent shall (i) consult with the other prior to taking a position with respect to any such filing or application, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals (collectively, “Briefings”) before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement) and (iii) coordinate with the other in preparing and exchanging such information.  It is acknowledged and agreed that the parties hereto shall have, except where prohibited by applicable Legal Requirements, joint responsibility for determining the strategy for dealing with any Governmental Entity with responsibility for reviewing the Transaction with respect to antitrust or competition issues.  Subject to applicable Legal Requirements, no party hereto shall participate in any meeting with any Governmental Entity in respect of any such filings, applications, Briefings, investigation, proceeding or other inquiry without giving the other parties hereto prior notice of such meeting.

(c)           Notification.  Each of Parent, Merger Subs and Company will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements.  Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Parent, Merger Subs or Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d)           Reasonable best efforts.  Subject to the express provisions of Section 5.2 and Section 5.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the causing of the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and, subject to the limitations set forth herein, the taking of all steps and remedies as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.  In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Transaction, this Agreement or any of the transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Transaction and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Transaction, this Agreement and the transactions contemplated hereby.

(e)           Limitation on Divestiture.  Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or Company or any Subsidiary or affiliate thereof to agree to any divestiture, by itself or any of its affiliates, of shares of capital stock or of any business, assets or property of Parent or its Subsidiaries or affiliates, or of Company or its Subsidiaries or affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.  Neither Parent nor Company shall take or agree to take any action identified in the immediately preceding sentence without the prior written consent of the other.

5.7          Notification of Certain Matters.

(a)           By Company.  Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

(b)           By Parent.  Parent and Merger Subs shall give prompt notice to Company of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied.

5.8          Third-Party Consents.  As soon as practicable following the date hereof, Parent and Company will each use commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby; provided that neither this Section 5.8 nor any other provision of this Agreement shall obligate Parent or Company to obtain any consents, waivers or approvals that are conditioned upon any material payments or incurrence of other material obligations by Parent, Company or any of their respective Subsidiaries.

5.9          Employee Benefits Matters.

(a)           Treatment of Company Stock Plans and Company Options.

(i)           For the purposes of this Section 5.9(a), the following terms have the following meanings:

(1)           A “Continuing Employee” shall mean each employee of Company or any Subsidiary of Company who, as of immediately following the Effective Time of the First Merger, continues his or her employment with Company or any Subsidiary of Company or becomes at the Effective Time of the First Merger an employee of Parent or any Subsidiary of Parent.

(2)           An “In-the-Money Company Option” shall mean each Company Option with a per share exercise price less than the sum of (x) the Merger Cash Consideration plus (y) the value of the Merger Stock Consideration based on the volume-weighted average price for a share of Parent Common Stock, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the trading day immediately prior to the day on which the Effective Time of the First Merger occurs.

(3)           The “Stock Award Exchange Ratio” shall mean the sum of (x) the Merger Stock Consideration plus (y) the quotient obtained by dividing (A) the Merger Cash Consideration, by (B)  the volume-weighted average price for a share of Parent Common Stock, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the trading day immediately prior to the day on which the Effective Time of the First Merger occurs.

(4)           An “Underwater or At-the-Money Company Option” shall mean each Company Option with a per share exercise price equal to or greater than the sum of (x) the Merger Cash Consideration plus (y) the value of the Merger Stock Consideration based on the volume-weighted average price for a share of Parent Common Stock, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the trading day immediately prior to the day on which the Effective Time of the First Merger occurs.

(ii)           At the Effective Time of the First Merger, neither (A) Company’s 2000 Stock Option Plan (the “2000 Plan”) nor (B) any then-outstanding Company Option held by a Person that is not a Continuing Employee or any then-outstanding Underwater or At-the-Money Company Option (irrespective of whether such Underwater or At-the-Money Company Option is held by a Continuing Employee) shall be assumed by Parent (the Company Options described in this Section 5.9(a)(ii)(B) referred to herein as the “Terminating Options”). The exercisability and vesting of each then-outstanding Terminating Option shall be accelerated in accordance with the terms of the Company Stock Plan under which it was granted, effective as of the date required or prescribed pursuant to the terms and conditions of such Company Stock Plan prior to the Effective Time of the First Merger. The exercise or vesting of any Terminating Option and any shares of Company Common Stock acquired upon the exercise thereof resulting solely by application of this Section 5.9(a)(ii) shall be conditioned upon the consummation of the First Merger. The 2000 Plan, and any Terminating Options granted pursuant to a Company Stock Plan that are not exercised prior to the Effective Time of the First Merger, shall terminate and cease to be outstanding effective as of the Effective Time of the First Merger.

(iii)           At the Effective Time of the First Merger, each then-outstanding In-the-Money Company Option that is held by a Continuing Employee, whether or not exercisable at the Effective Time of the First Merger and regardless of the respective exercise prices thereof (each, an “Assumed Option”), will be assumed by Parent.  Each Assumed Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Option (including any applicable stock option agreement or other document evidencing such Company Option) immediately prior to the Effective Time of the First Merger (including any repurchase rights or vesting provisions), except that (i) each Assumed Option shall be converted into an option to acquire that number of whole shares of Parent Common Stock equal to the product obtained by multiplying (A) the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time of the First Merger, and (B) the Stock Award Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price of such Assumed Option will be equal to the quotient determined by dividing (A) the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time of the First Merger by (B) the Stock Award Exchange Ratio, rounded up to the nearest whole cent.  Promptly following the Closing Date, Parent will deliver to each Person who holds an Assumed Option a document evidencing the foregoing assumption of such Company Option by Parent.

(iv)           It is the intention of the Parties that the assumption by Parent of the In-the-Money Company Options held by Continuing Employees pursuant hereto satisfies the requirements of Treasury Regulation Section 1.424-1 (to the extent such options were incentive stock options) and of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) and the provisions of this Section 5.9(a) shall be interpreted and applied consistent with such intention.

(v)           Following the Effective Time, unless Parent provides otherwise, Parent will assume Company’s 2006 Equity Incentive Plan (the “2006 Plan”) and be able to grant stock awards, to the extent permissible by applicable Legal Requirement and Nasdaq regulations, under the terms of the 2006 Plan or the terms of another plan adopted by Parent to issue the reserved but unissued shares of Company Common Stock under the 2006 Plan. The shares subject to the unexercised portions of any award granted thereunder that expires, terminates or is canceled, and shares of Company Common Stock issued pursuant to an award that are reacquired by Parent pursuant to the terms of the award under which such shares were issued that would otherwise return to the 2006 Plan pursuant to its terms, will return and may be used for awards to be granted under the 2006 Plan, except that (i) shares of Company Common Stock covered by such awards will be shares of Parent Common Stock and (ii) all references to a number of shares of Company Common Stock will be (A) changed to reference Parent Common Stock and (B) converted to a number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock multiplied by the Stock Award Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock. Neither Company nor any of its Subsidiaries shall take any action that would otherwise preclude Parent from being able to grant awards under the 2006 Plan, including adopting resolutions to terminate the 2006 Plan.

(b)           Unvested Company Restricted Stock.  At the Effective Time of the First Merger, any shares of Parent Common Stock issued in accordance with Section 1.6(a) with respect to any unvested shares of Company Restricted Stock outstanding immediately prior to the Effective Time of the First Merger shall remain subject to the same terms, restrictions and vesting schedule as in effect immediately prior to the Effective Time of the First Merger, except to the extent by their terms such unvested shares of Company Restricted Stock vest at the Effective Time of the First Merger.  Company shall not take or permit any action that would accelerate vesting of any unvested shares, except to the extent required by their terms as in effect on the date hereof.  Copies of the relevant agreements governing such Company Restricted Stock and the vesting thereof have been provided to Parent.  All outstanding rights that Company may hold immediately prior to the Effective Time of the First Merger to repurchase unvested shares of Company Restricted Stock shall be assigned to Parent in the First Merger and shall thereafter be exercisable by Parent upon the same terms and conditions in effect immediately prior to the Effective Time of the First Merger, except that the shares purchasable pursuant to such rights and the purchase price payable per share shall be appropriately adjusted to reflect the Exchange Ratio.

(c)           Company Restricted Stock Units.  At the Effective Time of the First Merger, each Company Restricted Stock Unit then outstanding shall be assumed by Parent (each, an “Assumed RSU”). Subject to, and in accordance with, the terms of the applicable Company Stock Plan and any applicable award or other agreement, each Assumed RSU shall be converted into the right to receive the number of shares of Parent Common Stock (or an amount in respect thereof for cash settled Company Restricted Stock Unit) equal to the number of shares of Company Common Stock subject to the Company Restricted Stock Unit multiplied by the Stock Award Exchange Ratio (rounded down to the nearest whole number of shares of Parent Common Stock). Each Company Restricted Stock Unit shall have the same terms and conditions as were in effect immediately prior to the Effective Time of the First Merger other than with respect to those Company Restricted Stock Units listed (i) in Section 5.9(c)(i) of the Company Disclosure Schedule that were subject to performance based vesting conditions prior to the date of this Agreement and that shall be deemed issued and vested in their entirety at the Effective Time of the First Merger and released from any forfeiture rights pertaining to such shares in favor of Company, Parent or Surviving Entity, and (ii) in Section 5.9(c)(ii) of the Company Disclosure Schedule, which shall be deemed issued in their entirety at the Effective Time of the First Merger, which shall be converted into the right to receive Parent Common Stock according to the same formula applied to the Assumed RSUs above, and which shall be subject to quarterly vesting over a two-year period following the Effective Date in accordance with the terms of the 2006 Plan. Except as set forth in this Section 5.9(c). Company shall not take or permit any action that would accelerate vesting of any Company Restricted Stock Unit, except to the extent required by the terms of any such Company Restricted Stock Unit as in effect on the date hereof. Copies of the relevant agreements governing such Company Restricted Stock Unit and the vesting thereof have been provided to Parent. Except as set forth in this Section 5.9(c), all outstanding rights that Company may hold immediately prior to the Effective Time of the First Merger to the forfeiture of shares of Company Common Stock subject to the Company Restricted Stock Unit shall be assigned to Parent in the First Merger and shall thereafter be held by Parent upon the same terms and conditions in effect immediately prior to the Effective Time of the First Merger, except that the shares forfeitable pursuant to such rights shall be appropriately adjusted to reflect the Stock Award Exchange Ratio.

(d)           Employee Stock Purchase Plan.  Promptly after the date hereof, Company shall suspend the 2006 Employee Stock Purchase Plan (the “Company ESPP”) so that no new Offerings (as defined in the Company ESPP) shall commence and no new participants shall enroll in the Company ESPP after the date hereof.  Company shall cause all outstanding Purchase Rights (as defined in the Company ESPP) to be exercised within ten (10) business days prior to the Effective Time of the First Merger and all Offerings to terminate thereafter, as contemplated by the Company ESPP.

(e)           Further Steps.  Prior to the Effective Time, Company shall provide notice to each holder of Company Stock Options, Company Restricted Stock Units and Company Restricted Stock and to participants in the Company ESPP describing the treatment of such Company Stock Options, Company Restricted Stock Units, Company Restricted Stock and the Offerings then in effect under the Company ESPP under this Section 5.9.  Company shall take all steps necessary to cause the foregoing provisions of this Section 5.9 to occur.

(f)           Benefit Plan Participation.  From and after the Effective Time of the First Merger, Parent will, or will cause Surviving Entity to, recognize the prior service with Company or its Subsidiaries of each employee of Company or its Subsidiaries as of the Effective Time of the First Merger (the “Company Current Employees”) in connection with all employee benefit plans, programs or policies (including vacation) of Parent or its affiliates in which Company Current Employees are eligible to participate following the Effective Time of the First Merger, for purposes of eligibility and vesting.  From and after the Effective Time of the First Merger, Parent or Surviving Entity shall provide Company Current Employees health and welfare benefits pursuant to employee benefit plans, programs, policies or arrangements maintained by Parent or any Subsidiary of Parent providing coverage and benefits that are no less favorable than those provided to employees of Parent in positions comparable to positions held by Company Current Employees with Parent or its Subsidiaries.  From and after the Effective Time of the First Merger, Parent will, or will cause Surviving Entity to, use commercially reasonable efforts to cause any pre-existing condition limitations and eligibility waiting periods (to the extent that such waiting periods would be inapplicable, taking into account service with Company) under any group health plans of Parent or its affiliates to be waived with respect to Company Current Employees and their dependents and to recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible, co-pay, and out-of-pocket expenses paid by Company Current Employees in the calendar year in which the Effective Time of the First Merger occurs.  The provisions contained in this Section 5.9(f) with respect to Company Current Employees are included for the sole benefit of the respective parties hereto and shall not create any right in any other Person, including, without limitation, any Company Current Employees, former Company Employees, any participant in any Company Benefit Plan or any beneficiary thereof or any right to continued employment with Parent or Surviving Entity, nor shall require Parent to provide, continue, or amend any particular employee benefits after the consummation of the transactions contemplated by this Agreement for any Company Current Employee or former Company Employee.  Subject to the foregoing requirements, nothing herein shall limit the ability of Parent or Surviving Entity to amend or terminate any Company Benefit Plan or Parent employee benefit plan, program, policy, or arrangement in accordance with their terms and applicable law at any time.

(g)           Termination of 401(k) Plans.  Unless otherwise requested by Parent in writing prior to the Effective Time of the First Merger, Company shall cause to be adopted prior to the Closing Date resolutions of Company’s Board of Directors to cease all contributions to any and all 401(k) plans maintained or sponsored by Company or any of its Subsidiaries (collectively, the “401(k) Plans”), and to terminate the 401(k) Plans, on the day preceding the Closing Date.  Immediately prior to such termination of the 401(k) Plans, Company shall contribute to the 401(k) plans an amount in cash necessary to fulfill Company’s contractual obligations to match contributions by participants in the 401(k) Plans accrued during the period commencing on January 1, 2010 and ending as of immediately prior to the Closing Date.  The form and substance of the resolutions providing for the termination of the 401(k) Plans shall be subject to the review and approval of Parent, which shall not be unreasonably withheld, conditioned or delayed.  Company shall deliver to Parent an executed copy of such resolutions as soon as practicable following their adoption by Company’s Board of Directors and shall fully comply with such resolutions.

(h)           Accrued Bonuses: In connection with determining bonuses payable to Continuing Employees, Parent intends to take into consideration accrued bonuses as of the Effective Time. In addition, Parent hereby agrees that, in the event the employment of any Continuing Employee is terminated for any reason prior to the date on which the first quarterly cash bonuses after the Effective Time otherwise would be paid in accordance with Company Benefit Plans in effect on the date of this Agreement, then Parent shall pay such individual, concurrent with such termination, the amount he/she would be entitled to receive if such individual remained an employee of Company or any of its Subsidiaries through the end of the first calendar quarter after and including the Effective Time and the scheduled date of payment as if such Company Benefit Plan remained in full force and effect through and including such dates.

5.10         Indemnification.

(a)           Indemnity.  From and after the Effective Time of the First Merger, Parent shall, and shall cause Surviving Entity to, jointly and severally, indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time of the First Merger, a director or officer of Company or any of its Subsidiaries or any predecessor entity (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time of the First Merger, according to the indemnification provisions of Company’s certificate of incorporation and bylaws as in effect on the date of this Agreement.  From and after the Effective Time of the First Merger, subject to applicable Legal Requirements, Parent shall, and shall cause Surviving Entity to, fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreement existing prior to the date hereof between Company and any Indemnified Party, true, complete and correct copies of which have been provided to Parent prior to the date hereof.  The certificate of formation and limited liability company operating agreement of Surviving Entity will contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time of the First Merger in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by law.

(b)           Insurance.  For a period of six years after the Effective Time of the First Merger, Parent shall cause Surviving Entity to maintain in effect Company’s current directors’ and officers’ liability insurance (the “D&O Insurance”) covering those Persons who are covered by the D&O Insurance as of the date hereof, a true, complete and correct copy of which has been provided to Parent, for events occurring at or prior to the Effective Time of the First Merger (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated herby, to the extent that such acts or omissions are covered by the D&O Insurance) on terms and in amounts at least as favorable to such Persons as provided in the D&O Insurance; provided, however, that in no event shall Surviving Entity be required to expend in any one year in excess of 200% of the annual premium currently paid by Company for such coverage (which Company represents and warrants to be as set forth in Section 5.10(b) of the Company Disclosure Schedule) (and to the extent the annual premium would exceed 200% of the annual premium currently paid by Company for such coverage, Parent shall cause Surviving Entity to maintain the maximum amount of coverage as is reasonably available for such 200% of such annual premium).  To the extent that a six year “tail” policy to extend Company’s existing D&O Insurance is available at or prior to the Closing such that the lump sum payment for such coverage does not exceed 200% of the annual premium currently paid by Company for such coverage, Company may, at its option, obtain such “tail” policy.  In the event that Company purchases such “tail” policy prior to the Closing, Parent shall not take any action to cause the “tail” policy to cease to be in full force and effect and such “tail” policy shall satisfy Parent’s obligation under this Section 5.10.

(c)           Third–Party Beneficiaries.  This Section 5.10 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and Surviving Entity and its successors and assigns.  In the event Parent or Surviving Entity or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Parent or Surviving Entity, as the case may be, honors the obligations set forth with respect to Parent or Surviving Entity, as the case may be, in this Section 5.10.

5.11         Form S-8.  Parent agrees to file with the SEC, no later than ten business days after the Closing Date, a registration statement on Form S-8 (or any successor form) relating to the shares of Parent Common Stock issuable with respect to assumed Company Options and issuable upon settlement of Company Restricted Stock Units eligible for registration on Form S-8 and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

5.12         Treatment as Reorganization.

(a)           None of Parent, Merger Subs or Company shall, and they shall not permit any of their respective Subsidiaries to, take any action (or fail to take any action) prior to or following the Closing that would reasonably be expected to cause the First Merger and the Second Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

(b)           Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Parent, Merger Subs and Company shall report the First Merger, taken together with the Offer and the Second Merger, as a "reorganization" within the meaning of Section 368(a) of the Code.

(c)           Parent, on its behalf and on behalf of Merger Subs, and Company shall execute and deliver to each of Morrison & Foerster LLP, counsel to Parent and Merger Subs (“MoFo”), and Cooley LLP, counsel to Company (“Cooley”), tax representation letters in customary form at such time or times as reasonably requested by each such law firm in connection with its delivery of the tax opinions referred to in Section 6.1(f) and tax opinions satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act.  In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.12(c).

5.13           Board of Directors.  On or prior to the Effective Time of the First Merger, Parent will offer to two of the current directors of Company to elect each of them to serve on Parent’s Board of Directors, such service to be effective as of immediately following the Effective Time of the First Merger and such service to be governed by Parent’s standard policies regarding its board of directors, including its standard director compensation policy.  Parent will take all action necessary to cause the accepting Company director(s) (the “Accepting Directors”) to join the Board of Directors of Parent in accordance with such offers.  Parent agrees to cause the number of directors that will comprise the full Board of Directors of Parent, effective as of immediately following the Effective Time of the First Merger, to be fixed at a number not to exceed eight (including the Accepting Directors).

5.14           Section 16 Matters.  Prior to the Effective Time of the First Merger, Parent and Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company, and the acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15           Merger Subs Compliance.  Parent shall cause Merger Subs to comply with all of their obligations under or relating to this Agreement.  Neither Merger Sub shall engage in any business that is not in connection with the Transaction and the transactions contemplated hereby.

5.16           Reservation of Parent Common Stock.  Effective at or prior to the Effective Time of the First Merger, Parent shall reserve (free from preemptive rights) out of its reserved but unissued shares of Parent Common Stock, for the purposes of effecting the conversion of the issued and outstanding shares of Company Common Stock pursuant to this Agreement, sufficient shares of Parent Common Stock to provide for such conversion as well as the issuance of Parent Common Stock upon the exercise or settlement of Company Options, Company Restricted Stock and Company Restricted Stock Units assumed by Parent under Section 5.9.

ARTICLE VI
CONDITIONS TO THE MERGER

6.1         Conditions to the Obligations of Each Party to Effect the First Merger.  The respective obligations of each party to this Agreement to effect the First Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a)            Parent Stockholder Approval.  The First Merger, including the Share Issuance, shall have been approved by the requisite vote under applicable Legal Requirements and the rules and regulations of Nasdaq by the stockholders of Parent.

(b)           Company Stockholder Approval.  This Agreement shall have been adopted by the requisite vote under applicable Legal Requirements by the stockholders of Company.

(c)            No Order.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) that (i) is in effect and (ii) has the effect of making the Transaction illegal or otherwise prohibiting consummation of the Transaction.

(d)           Registration Statement Effective.  The SEC shall have declared the Registration Statement effective.  No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC.

(e)           HSR Act, Other Antitrust Matters.  The waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.  Satisfaction of other material foreign antitrust requirements reasonably determined to apply prior to the Closing in connection with the transactions contemplated hereby shall have been obtained.

(f)           Tax Opinions.  Parent and Company shall each have received written opinions from their tax counsel (MoFo and Cooley, respectively), in form and substance reasonably satisfactory to them, to the effect that the First Merger, together with the Second Merger, will constitute a reorganization within the meaning of Section 368(a) of the Code (the issuance of such opinions shall be conditioned upon the receipt by such counsel of the tax representation letters of Parent, Merger Subs and Company referred to in Section 5.12(b)) and such opinions shall not have been withdrawn.

(g)           Nasdaq Listing.  The shares of Parent Common Stock to be issued in connection with the Merger and the transactions contemplated hereby and upon exercise of the Company Options to be assumed by Parent in the First Merger shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

6.2         Additional Conditions to the Obligations of Company.  The obligation of Company to consummate and effect the First Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Subs contained in this Agreement shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date except (A) for failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, or (B) for those representations and warranties that address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date, (x) all “Material Adverse Effect” qualifications (other than the Material Adverse Effect qualification set forth in Section 3.5) and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded; (y) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded and (z) the representations and warranties set forth in Section 3.2(a), (b), (c), (d) and (f) shall be true and correct in all respects except for any de minimis inaccuracy therein).  Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Subs, with respect to the representations and warranties of Merger Subs, by an authorized executive officer of Merger Subs.

(b)           Agreements and Covenants.  Parent and Merger Subs shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of each Merger Sub, with respect to the covenants of such Merger Sub, by an authorized executive officer of such Merger Sub.

(c)           Material Adverse Effect.  No Material Adverse Effect on Parent shall have occurred since the date hereof and be continuing.

6.3         Additional Conditions to the Obligations of Parent.  The obligations of Parent and Merger Subs to consummate and effect the First Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Subs:

(a)           Representations and Warranties.  The representations and warranties of Company contained in this Agreement shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date except (A) for failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries, take as a whole, or (B) for those representations and warranties that address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date, (x) all “Material Adverse Effect” qualifications (other than the Material Adverse Effect qualification set forth in Section 2.5) and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded, (y) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded and (z) the representations and warranties set forth in Section 2.2 (a), (b), (c), (d) and (f) shall be true and correct in all respects except for any de minimis inaccuracy therein).  Parent and Merger Subs shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized executive officer of Company.

(b)           Agreements and Covenants.  Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Subs shall have received a certificate to such effect signed on behalf of Company by an authorized executive officer of Company.

(c)           Material Adverse Effect.  No Material Adverse Effect on Company shall have occurred since the date hereof and be continuing.

(d)           Auction Rate Securities.  Company shall exercise its put rights with respect to its auction rate securities, as described in Company Designated SEC Reports.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.1         Termination.  This Agreement may be terminated at any time prior to the Effective Time of the First Merger, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of Company or Parent:

(a)           by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

(b)           by either Company or Parent if the First Merger shall not have been consummated by December 31, 2010 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the First Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c)           by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the First Merger, which order, decree, ruling or other action is final and nonappealable;

(d)           by either Company or Parent if the adoption of this Agreement as contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Stockholders’ Meeting of Company duly convened therefor or at any adjournment or postponement thereof at which the applicable vote is taken;

(e)           by either Company or Parent if the approval of the First Merger, including the Share Issuance by the shareholders of Parent as contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Stockholders’ Meeting of Parent duly convened therefor or at any adjournment or postponement thereof at which the applicable vote is taken;

(f)           by Parent if a Triggering Event (as defined below in this Section 7.1) with respect to Company shall have occurred, provided that any such termination must occur within 10 business days after the Triggering Event;

(g)           by Company (as authorized by its Board of Directors), upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Subs set forth in this Agreement, or if any representation or warranty of Parent and Merger Subs shall have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such inaccuracy in Parent’s and Merger Subs’ representations and warranties or breach by Parent and Merger Subs is curable by Parent and Merger Subs prior to the Outside Date, then Company may not terminate this Agreement under this Section 7.1(g) prior to 30 days following the receipt of written notice from Company to Parent and Merger Subs of such inaccuracy or breach; provided further that Parent exercises commercially reasonable efforts to cure such breach through such 30-day period (it being understood that Company may not terminate this Agreement pursuant to this Section 7.1(g) if it shall have materially breached this Agreement or if such inaccuracy or breach by Parent and Merger Subs is cured in all material respects within such 30-day period); and

(h)           by Parent (as authorized by its Board of Directors), upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such inaccuracy in Company’s representations and warranties or breach by Company is curable by Company prior to the Outside Date, then Parent may not terminate this Agreement under this Section 7.1(h) prior to 30 days following the receipt of written notice from Parent to Company of such inaccuracy or breach; provided further that Company exercise commercially reasonable efforts to cure such breach through such 30-day period (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(h) if it shall have materially breached this Agreement or if such inaccuracy or breach by Company is cured in all material respects within such 30-day period).

For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i)  Company’s Board of Directors or any committee thereof shall for any reason have made a Change of Recommendation, (ii) Company shall have failed to include in the Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of the adoption of this Agreement, (iii) after receipt by Company of a publicly disclosed Acquisition Proposal, its Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of the adoption of this Agreement, within 10 business days after Parent requests in writing that such recommendation be reaffirmed, (iv) Company’s Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal, (v) Company shall have entered into any letter of intent or similar document or any contract or commitment accepting any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 5.3(c)(i)), (vi) a tender or exchange offer relating to Company’s securities shall have been commenced by a Person unaffiliated with Parent and Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of Company  recommends rejection of such tender or exchange offer, (vii) Company shall have publicly announced its intention to do any of the foregoing or (viii) Company has materially breached the provisions of Section 5.2 or 5.3 hereof.

7.2         Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of Parent or Company to the other party.  In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (b) nothing herein shall relieve any party from liability for damages for common law fraud in connection with, or any intentional or willful breach of, this Agreement.  No termination of this Agreement shall affect the obligations of the parties contained in the Non-Disclosure Agreement, which agreement shall survive termination of this Agreement in accordance with its terms.

7.3         Fees and Expenses.

(a)           General.  Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the First Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses (which shall be paid by the party incurring such fee or expense), incurred in relation to (i) the printing and filing with the SEC of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act and premerger notification and reports forms under similar applicable Legal Requirements of other jurisdictions, in each case pursuant to Section 5.6(a).

(b)           Payment by Company.  In the event that this Agreement is terminated:

(i)           by Parent pursuant to Section 7.1(f), then Company shall promptly, but in no event later than two business days after the date of such termination, pay Parent a fee equal to $8,350,000 in immediately available funds (the “Company Termination Fee”); or

(ii)           (x) (I) by Parent pursuant to Section 7.1(b) provided that =Company’s action or failure to act has been a principal cause of or resulted in the failure of the First Merger to occur on or before the Outside Date and such action or failure to act constituted a material breach of this Agreement or (II) by Parent or Company pursuant to Section 7.1(d) and (y) following the date hereof and prior to the termination of this Agreement pursuant to Section 7.1(b) or Section 7.1(d), as the case may be, any Acquisition Proposal with respect to Company shall have been publicly disclosed and not withdrawn and (A) within 12 months following the termination of this Agreement an Acquisition (as defined in Section 7.3(b)(iv)) of Company is consummated or (B) within 12 months following the termination of this Agreement Company enters into an agreement providing for an Acquisition of Company, then Company shall promptly pay Parent the Company Termination Fee, but in no event later than two business days after the first to occur of (A) or (B) (it being understood that only one Company Termination Fee shall be payable in the event that (A) and (B) both occur).

(iii)           Interest and Costs; Other Remedies.  Company acknowledges that the agreements contained in this Section 7.3(b) are integral parts of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement.  Accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against Company, Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) from the date such payment becomes due pursuant to this Section 7.3(b) to the date paid at the prime rate (as announced by Citibank, N.A. or any successor thereto) in effect on the date such payment was required to be made.  Payment of the fees described in this Section 7.3(b) shall not relieve Company from any liability incurred in the event of breach of this Agreement to the extent provided in clause (b) of Section 7.2 hereof.

(iv)           Certain Definitions.  For the purposes of this Section 7.3(b) only, “Acquisition” shall mean the transactions contemplated by an Acquisition Proposal (other than the transactions contemplated by this Agreement); provided that for the purpose of this definition, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(g)(i), except that references to “15%” therein shall be deemed to be references to “50%.”

7.4         Amendment.  Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger Agreement and the Transaction by the stockholders of Parent and Company, provided, however, after such approval, no amendment shall be made which by applicable Legal Requirements or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further stockholder approval.  This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Subs and Company.

7.5         Extension; Waiver.  At any time prior to the Effective Time of the First Merger, any party hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII
GENERAL PROVISIONS

8.1         Non-Survival of Representations and Warranties.  The representations and warranties of Company, Parent and Merger Subs contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time of the First Merger, and only the covenants that by their terms survive the Effective Time of the First Merger and this Article VIII shall survive the Effective Time of the First Merger.

8.2         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or facsimile or electronic transmission (“pdf”), or (c) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)           if to Parent or Merger Subs, to:

Sonic Solutions
7250 Redwood Blvd., Suite 300
Novato, California  94945
Telephone No.: (415) 893-8000
Telecopy No.: (415) 893-8008

with copies to:

Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York  10104
Attention:  James R. Tanenbaum, Esq.
Telephone No.: (212) 468-8163
Telecopy No.: (212) 468-7900

(ii)          if to Company, to:

DivX, Inc.
4780 Eastgate Mall
San Diego, California  92121
Telephone No.: (858) 882-0600
Telecopy No.: (858) 882-0601

with copies to:

Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
Attention:  Steven M. Przesmicki, Esq.
Telephone No.: (858) 550-6070
Telecopy No.: (858) 550-6420

8.3         Interpretation; Certain Definitions.

(a)           When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated.  When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated.  For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole.  When reference is made herein to a “business day,” such reference shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or California or is a day on which banking institutions located in New York, New York or in the State of California are authorized or required by law or other governmental action to close.  When reference is made in this Agreement to information that has been “made available,” then (1) with respect to information that has been “made available” to Parent, that shall mean that such information was either (A) included in the Company Designated SEC Reports or (B) included in the Company electronic data room no later than 2:00 p.m., Eastern Time, on the date of this Agreement, and (2) with respect to information that has been “made available” to Company, that shall mean that such information was either (A) included in the Parent Designated SEC Reports or (B) included in the Parent electronic data room no later than 2:00 p.m., Eastern Time, on the date of this Agreement.

(b)           For purposes of this Agreement, the term “Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

(c)           For purposes of this Agreement, the term “Company Designated SEC Reports” shall mean Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and any report filed with the SEC by Company pursuant to the Exchange Act after the date of filing of such Form 10-K on the SEC’s EDGAR system at least three business days prior to the date of this Agreement (other than any information that is contained solely in the “Risk Factors” and “Note Regarding Forward-Looking Statements” sections of such Company Designated SEC Reports, and other than any other forward-looking statements contained in such Company Designated SEC Reports).

(d)           For purposes of this Agreement, the term “Knowledge” means, with respect to Company, the actual knowledge of the individuals listed on Section 8.3(d) of the Company Disclosure Schedule and, with respect to Parent, the actual knowledge of the individuals listed on Section 8.3(d) of the Parent Disclosure Schedule.

(e)           For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with Parent or Company, means any fact, result, condition, change, event, development, violation, circumstance or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, has or is reasonably likely to have (i) a material adverse effect on the business, operations, assets (including intangible assets), liabilities, capitalization, condition (financial or other) or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of such party to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will likely be, a Material Adverse Effect on Parent or Company and such party’s Subsidiaries: (A) any Effect resulting from national, regional or world economic conditions or conditions generally affecting the industry in which Company and Parent operate, except in either case to the extent such party is or is reasonably likely to be materially disproportionately affected thereby as compared to such party’s industry peers, (B) any Effect resulting from actions required to be taken by the parties pursuant to the terms of this Agreement (other than, in the case of Company, Section 4.1(a) and in the case of Parent, Section 4.2(a)), (C) any Effect attributable to the announcement, performance or pendency of the Transaction or the other transactions contemplated by this Agreement, (D) a change in the stock price or trading volume of such entity, or any failure of such entity to meet published revenue or earnings projections, provided that clause (D) shall not exclude any underlying Effect that may have caused such change in stock price or trading volume or failure to meet published revenue or earnings projections, (E) any adverse effect resulting from any act of terrorism, war, national or international calamity or any other similar event, except in either case to the extent such party is or is reasonably likely to be materially disproportionately affected thereby as compared to such party’s industry peers, (F) any Effect resulting from or relating to any change in GAAP or principles or (G) any Effect resulting from changes in Legal Requirements, except to the extent such party is or is reasonably likely to be materially disproportionately affected thereby as compared to such party’s industry peers.

(f)           For purposes of this Agreement, the term “Parent Designated SEC Reports” shall mean Parent’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009 and any report filed with the SEC by Parent pursuant to the Exchange Act after the date of filing of such Form 10-K on the SEC’s EDGAR system at least three business days prior to the date hereof (other than any information that is contained solely in the “Risk Factors” and “Note Regarding Forward-Looking Statements” sections of such Parent Designated SEC Reports, and other than any other forward-looking statements contained in such Parent SEC Reports).

(g)           For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

8.4         Disclosure Schedules.  The disclosure set forth in the Company Disclosure Schedule and the Parent Disclosure Schedule shall provide an exception to or otherwise qualify (a) the representations and warranties of Company and Parent and Merger Subs, respectively, contained in the section or subsection of this Agreement corresponding by number to such disclosure and (b) the other representations and warranties in this Agreement to the extent it is reasonably apparent from a reading of such disclosure that such disclosure is applicable to such other representations and warranties.  No reference to or disclosure of any item or other matter in the Company Disclosure Schedule or the Parent Disclosure Schedule shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, respectively, or (iii) any breach or violation of any Legal Requirements or any Contract exists or has actually occurred.

8.5         Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.6         Entire Agreement; Third-Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Non-Disclosure Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time of the First Merger, in Section 5.10.

8.7         Severability.  In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8         Other Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

8.9         Governing Law; Specific Performance; Jurisdiction.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

(c)           Each of the parties irrevocably (i) agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware); (ii) submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts; and (iii) waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (A) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.9, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable Legal Requirements, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.10       Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.11       Assignment.  No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties.  Any purported assignment in violation of this Section 8.11 shall be void.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.12       Waiver of Jury Trial.  EACH OF PARENT, MERGER SUB AND COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

SONIC SOLUTIONS

By:	/s/ Paul F. Norris
Name:	Paul F. Norris
Title	Executive Vice President, Chief Financial Officer and General Counsel

SIRACUSA MERGER CORPORATION

By:	/s/ Paul F. Norris
Name:	Paul F. Norris
Title:	Secretary and Treasurer

SIRACUSA MERGER LLC

By:	/s/ Paul F. Norris
Name:	Paul F. Norris
Title:	Secretary and Treasurer

DIVX, INC.

By:	/s/ Kevin Hell
Name:	Kevin Hell
Title:	Chief Executive Officer and Director